Exhibit 99.1

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of June 30, 2018. (In thousands of R$, unless otherwise stated)

Balance Sheet

	Note	6/30/2018	12/31/2017
			Revised
			(Note 2.2)
Current assets
Cash and cash equivalents	5	3,624,737	1,076,833
Financial Investments	6	4,402,785	1,631,505
Trade accounts receivable	7	2,325,251	2,297,763
Inventories	8	1,477,406	1,198,265
Recoverable taxes	9	360,113	300,988
Derivative financial instruments	4	246,716	77,090
Advances to suppliers	10	96,726	86,499
Other assets		233,646	119,610
Assets held for sale	15	6,047	11,535

Total current assets		12,773,427	6,800,088

Non current assets
Recoverable taxes	9	199,999	283,757
Deferred taxes	12	3,037	2,606
Derivative financial instruments	4	329,468	56,820
Advances to suppliers	10	243,124	221,555
Judicial deposits	22.5	120,693	113,613
Receivables from land expropriation	17	61,938	60,975
Other assets		64,725	31,466

		1,022,984	770,792
Biological assets	13	4,697,542	4,548,897
Property, plant and equipment	15	16,648,885	16,211,228
Intangible assets	16	389,624	188,426
Investments	14	6,643	6,764

		21,742,694	20,955,315
Total non-current assets		22,765,678	21,726,107

Total assets		35,539,105	28,526,195

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of June 30, 2018. (In thousands of R$, unless otherwise stated)

Balance Sheet

	Note	6/30/2018	12/31/2017
			Revised
			(Note 2.2)
Current liabilities
Trade accounts payable	18	646,969	621,179
Loans and financing	19	1,694,415	2,115,067
Derivative financial instruments	4	603,081	23,819
Taxes payable		281,530	125,847
Payroll and charges		204,016	196,467
Liabilities for assets acquisitions	25	257,264	83,155
Dividends payable		2,037	180,550
Advance from customers		64,508	92,545
Other liabilities		350,414	280,437

Total current liabilities		4,104,234	3,719,066

Non current liabilities
Loans and financing	19	11,607,044	10,076,789
Debentures	21	4,661,013	—
Derivative financial instruments	4	2,279,192	104,077
Liabilities for assets acquisitions	25	587,608	502,831
Provision for contingencies	22	330,905	317,069
Employee benefits	23	356,604	351,263
Deferred taxes	12	680,191	1,787,413
Share-based compensation plans	24	109,639	38,320
Other liabilities		114,811	12,756

Total non-current liabilities		20,727,007	13,190,518

Total liabilities		24,831,241	16,909,584

Equity
Share Capital	26.1	6,241,753	6,241,753
Capital reserves		380,564	394,801
Treasury shares	26.2	(218,265)	(241,088)
Profits reserve		2,892,840	2,922,817
Other reserves	26.3	2,395,646	2,298,328
Retained loss		(993,208)	—

		10,699,330	11,616,611
Non-controlling interest in subsidiaries’ equity		8,534	—

Total equity and liabilities		35,539,105	28,526,195

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information as of June 30, 2018. (In thousands of R$, unless otherwise stated)

Statement of Income

	Note	2Q18	2Q17	6M18	6M17
Net sales revenue	28	3,214,122	2,562,710	6,208,701	4,849,708
Cost of sales	30	(1,685,081)	(1,532,932)	(3,268,495)	(3,125,301)
Gross profit		1,529,041	1,029,778	2,940,206	1,724,407
Operating income (expenses)
Selling expenses	30	(150,305)	(104,692)	(272,262)	(205,316)
General and administrative expenses	30	(203,667)	(120,691)	(351,020)	(232,288)
Equity in earnings of associates	14	(68)	4,004	(121)	4,822
Other operating income (expenses), net	30	(673)	2,917	(10,540)	(4,357)

Operating profit before net financial income (expenses)		1,174,328	811,316	2,306,263	1,287,268

Net financial income (expenses)	27
Financial income		45,007	83,611	81,733	185,955
Financial expenses		(4,014,639)	(761,528)	(4,208,715)	(738,698)

Net (loss) income before taxes		(2,795,304)	133,399	(1,820,719)	734,525

Income taxes	12
Current		(218,656)	(56,815)	(322,872)	(86,404)
Deferred		1,173,950	123,938	1,109,101	7,343

Net (loss) income for the period		(1,840,010)	200,522	(1,034,490)	655,464

Result of the period attributed to the controlling shareholders		(1,840,596)	200,522	(1,035,076)	655,464
Result of the period attributed to non-controlling shareholders		586	—	586	—
Basic (loss) earnings per share
Common	26.4	(1.68278)	0.18363	(0.94683)	0.60057
Diluted (loss) earnings per share
Common	26.4	(1.68278)	0.18343	(0.94683)	0.59991

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information June 30, 2018 (In thousands of R$, unless otherwise stated)

Statement of Comprehensive Income

	Note	2Q18	2Q17	6M18	6M17
Net (loss) income for the period		(1,840,010)	200,522	(1,034,490)	655,464
Other comprehensive income (loss)		124,912	27,222	139,186	25,994

Items that may be subsequently reclassified to profit or loss
Exchange variation on conversion of financial statements and on foreign investments	26.3	124,912	27,222	139,186	25,994

Total comprehensive (loss) income		(1,715,098)	227,744	(895,304)	681,458

Result of the period attributed to the controlling shareholders		(1,715,684)	227,744	(895,890)	681,458
Result of the period attributed to non-controlling shareholders		586	—	586	—

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information June 30, 2018 (In thousands of R$, unless otherwise stated)

Statement of Changes in Equity

			Capital reserves				Retained reserve
	Note	Share Capital	Tax incentives	Stock options granted	Share issuance costs	Treasury shares	Legal reserve	Reserve for capital increase	Special statutory reserve	Other reserves	Retained (loss) earnings	Total	Non- controlling interest	Total equity
Balances on December 31, 2016	26	6,241,753	199,402	19,754	(15,442)	(273,665)	316,526	1,206,884	115,211	2,314,567	—	10,124,990	—	10,124,990

Total comprehensive income (loss)
Net income for the period		—	—	—	—	—	—	—	—	—	655,464	655,464	—	655,464
Exchange variation on conversion of financial statements of foreign subsidiaries		—	—	—	—	—	—	—	—	25,994	—	25,994	—	25,994
Equity transactions with shareholders:
Stock options granted		—	—	799	—	—	—	—	—	—	—	799	—	799
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514	—	8,514
Internal changes in equity:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(32,197)	32,197	—	—	—
Cancelation of treasury		—	—	—	—	17,107	—	—	—	—	(17,107)	—	—	—
Issue of treasury shares to employees		—	—	(7,038)	—	7,038	—	—	—	—	—	—	—	—

Balances on June 30, 2017	26	6,241,753	199,402	13,515	(15,442)	(241,006)	316,526	1,206,884	115,211	2,308,364	670,554	10,815,761	—	10,815,761

Balances on December 31, 2017	26	6,241,753	396,006	14,237	(15,442)	(241,088)	406,898	2,281,328	234,591	2,298,328	—	11,616,611	—	11,616,611

Total comprehensive income (loss)
Net (loss) income for the period		—	—	—	—	—	—	—	—	—	(1,035,076)	(1,035,076)	586	(1,034,490)
Exchange variation on conversion of financial statements of foreign subsidiaries	26.3	—	—	—	—	—	—	—	—	139,186	—	139,186	—	139,186
Equity transactions with shareholders:
Stock options granted		—	—	72	—	—	—	—	—	—	—	72	—	72
Sale of treasury shares to meet stock-based compensation plan		—	—	—	—	8,514	—	—	—	—	—	8,514	—	8,514
Initial participation of non-controllers		—	—	—	—	—	—	—	—	—	—	—	7,948	7,948
Internal changes in equity:
Partial realization of assets’ deemed cost adjustment, net of deferred taxes		—	—	—	—	—	—	—	—	(41,868)	41,868	—	—	—
Issue of treasury shares to employees		—	—	(14,309)	—	14,309	—	—	—	—	—	—	—	—
Dividends		—	—	—	—	—	—	(29,977)	—	—	—	(29,977)	—	(29,977)

Balances on June 30, 2018	26	6,241,753	396,006	—	(15,442)	(218,265)	406,898	2,251,351	234,591	2,395,646	(993,208)	10,699,330	8,534	10,707,864

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Unaudited condensed consolidated interim financial information June 30, 2018 (In thousands of R$, unless otherwise stated)

Statement of Cash Flows

	Note	6/30/2018	6/30/2017
Cash and cash equivalents from operating activities
Net (loss) income for the period		(1,034,490)	655,464
Adjustment to reconcile net income (loss) to cash and cash equivalents from operating activities		3,933,657	1,180,836
Depreciation, depletion and amortization		759,870	698,343
(Income) loss from sale of property, plant and equipment and biological assets	30	5,079	(4,128)
Equity in (earnings) loss of unconsolidated companies	14	121	(4,822)
Exchange and monetary variations, net		1,319,020	59,521
Interest expenses, net		329,057	376,873
Derivative (gains) losses, net	27	2,481,464	(3,669)
Fair value adjustment of biological assets	13	(5,954)	25,268
Deferred taxes	12	(1,109,101)	(7,343)
Interest on employee benefits	22	17,234	19,012
Provision for contingencies	22	27,960	17,092
Share-based compensation plans	24	76,657	18,756
Allowance for doubtful accounts, net	7	4,923	18,883
Reversal of/(addition to) provision for discounts		11,286	(15,876)
Provision for (reversal of) inventory losses and write-offs	8	18,373	1,705
Provision for losses (impairment) and write-off with property, plant and equipment and biological assets	30	12,299	3,923
Other provisions		(14,631)	(22,702)
Decrease (increase) in assets
Trade accounts receivables		39,375	(355,604)
Inventories		(262,249)	17,036
Recoverable taxes		(5,758)	(26,683)
Other current and non-current assets		(191,703)	330,593
Increase (decrease) in liabilities
Trade accounts payables		(8,327)	85,902
Tax payable		402,361	433,560
Other current and non-current liabilities		350,890	(196,128)
Payment of interest		(370,122)	(507,637)
Other taxes and contributions paid		(238,652)	(265,931)
Income taxes paid		(64,080)	(52,836)
Net cash provided by operating activities		2,550,902	1,298,572

Cash flows from investing activities
Cash from acquisition of subsidiaries		21,436	—
Additions to property, plant and equipment	15	(607,366)	(375,572)
Additions to intangible assets		(57)	(2,564)
Additions to biological assets	13	(491,201)	(445,966)
Proceeds from sale of assets		31,865	9,547
Additions (reduction) in financial investments, net		(2,716,934)	(430,037)
Acquisition of subsidiaries		(315,904)	—

Net cash used in investing activities		(4,078,161)	(1,244,592)

Cash flow from financing activities
Proceeds from loans and financing	19	7,491,201	1,085,960
Payment of derivative transactions	4	(169,362)	162,333
Payment of loans and financings	19	(3,214,568)	(1,528,449)
Payment of dividends		(210,205)	(370,739)
Sale of treasury shares to meet stock-based compensation plan		8,514	8,514
Liabilities for assets acquisitions		(3,071)	(50,446)
Net cash (used in) provided by financing activities		3,902,509	(692,827)

Exchange variation on cash and cash equivalents		172,654	26,033

Increase (reduction) in cash and cash equivalents		2,547,904	(612,814)

Cash and cash equivalents at the beginning of the period	5	1,076,833	1,614,697
Cash and cash equivalents at the end of the period	5	3,624,737	1,001,883

Statement of the increase (reduction) in cash and cash equivalents		2,547,904	(612,814)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

1	Company Information

Suzano Papel e Celulose S.A., hereinafter referred to as the “Suzano”, together with its subsidiaries hereinafter referred to as “Company”, with registered office in the city of Salvador, state of Bahia, Brazil, is a corporation whose shares are traded on B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

Suzano has five (5) industrial units in Brazil: one each in Bahia and Maranhão and three in São Paulo. These industrial units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and jumbo rolls of sanitary paper (consumer goods—tissue) to serve the domestic and international markets, in addition to generating energy for the Company’s consumption and selling surplus energy to third parties. Pulp, paper and consumer gods are sold in the international market directly by Suzano, as well as through its subsidiaries in Argentina, the United States and Switzerland and its sales offices in China and England.

The Company’s corporate purpose also includes the commercial operation of eucalyptus forest for its own use and for sale to third parties, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 50.04% of the common shares of its share capital.

The issue of this unaudited condensed consolidated interim financial information was approved by the Company’s Executive Board on August 9, 2018.

1.1	Major events in the six-month period ended June 30, 2018

a)	Operational events

i)	Debentures

On June 29, 2018, the Company issued R$ 4,681,100 in 6th issue, single series, non-convertible debentures maturing in June 2026 with interest rate of 112.50% of Interbank Deposit Certificates (“CDI”).

The net proceeds will be fully used to partially pay the cash portion of the acquisition of the common shares of Fibria’s (Note 1.1 b) i)). For this debenture issue, denominated in Brazilian Real, the Company has already contracted a cross currency interest rate swap to fix the interest cost in US$ dollars plus 5.74%.

ii)	Trucker´s strike

In May 2018, a general strike of truck drivers across Brazil interrupted the transportation of goods and products across the country for a few days, resulting in shortages of fuel and other products, causing a temporary suspension of production in most industries. Despite efforts to minimize the adverse impact of the strike, the Company’s production operations were suspended for a few days, resulting in a loss of production volume of approximately 80,000 tons of pulp and approximately 25,000 tons of paper. As of June 1st, 2018, operations at Suzano’s plants were gradually resumed.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

iii)	Acquisition of land and forests in the state of São Paulo

On February 5, 2018, Suzano entered into an Agreement for the Purchase of Forestry Assets, Purchase of Rural Properties, Purchase Option and Other Covenants, with Conditions Precedent, with Duratex S.A. (“Duratex”), through itself and its affiliates, under which:

(i) it acquired around nine thousand and five hundred (9,500) hectares of rural land and one million and two hundred thousand cubic meters (1,200,000 m³) of forests, which reflects the potential of production of existing and already implemented forests in the areas acquired, in the central region of the state of São Paulo, for R$ 308.1 million; and (ii) it acquired an option to purchase approximately twenty thousand (20,000) hectares of rural properties in the same region and five million and six hundred thousand (5,600,000) cubic meters of forests, which reflects the potential of production of existing and already implemented forests in the properties subject-matter of the portion, for the price of R$ 749.4 million, which was exercised by Suzano on July 2, 2018, as mentioned in Note 32 (i).

The financial settlement of the transaction occurred as follows:

1st tranche – R$ 308,100: (i) R$ 157,800 on the closing date of the agreement (February 5, 2018); and (ii) R$ 150,300 to be paid on December 20, 2018 updated by the Extended Consumer Price Index (“IPCA”).

2nd tranche – R$ 749,400: (i) R$ 347,700 on the closing date of the agreement; and (ii) R$ 347,700 to be paid on July 2, 2019 updated by the IPCA.

Brazil’s antitrust authority CADE approved the operation on April 4, 2018.

iv)	Export prepayment facility

On February 8, 2018, the Company contracted, through its wholly owned subsidiary Suzano Pulp and Paper Europe S.A. (“Suzano Europe”), an export prepayment facility, structured in a syndicated form, amounting to US$ 750 million, with final maturity of 5 years and grace period of 3 years, which has Suzano and Suzano Trading Ltd. (“Suzano Trading”), another subsidiary of Suzano, as guarantors.

The proceeds will be used to settle the export prepayment transaction contracted on May 14, 2015, in the amount of US$ 600 million and to finance export operations.

The new operation reduces borrowing cost in U.S. dollar, extending the average debt term and eliminates financial covenants.

b)	Corporate events

i) Voting Commitment and assumption of obligations

On March 15, 2018, Suzano Holding S.A., jointly with other controlling shareholders of the Company (collectively, the “Controlling Shareholders of the Company”), entered into with the controlling shareholders of Fibria Celulose S.A. (“Fibria” and, jointly with Suzano, the “Companies”), Votorantim S.A. and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”) (collectively the “Controlling Shareholders of Fibria”), with

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

Suzano as intervening consenting party, a Commitment to Vote and Assumption of Obligations, whereby the Controlling Shareholders of the Company and the Controlling Shareholders of Fibria agreed to exercise their voting rights to combine the operations and shareholding base of the Company and of Fibria, through corporate restructuring.

A corporate restructuring will be submitted to the shareholders of the Companies, which will result in the following: (a) the ownership, by Suzano, of all the shares issued by Fibria; and (b) in the receipt by the shareholders of Fibria, for each common share issued by Fibria, of (i) fifty-two reais and fifty centavos (R$ 52.50), restated at the variation of the CDI rate from March 15, 2018 to the effective payment date, to be paid in a single installment on the date of consummation of the operation; and (ii) 0.4611 common shares of Suzano, to be delivered on the date of consummation of the operation.

Shareholders of Fibria holding American Depositary Receipts (“ADR”) will be entitled to receive Suzano ADRs, observing the same exchange ratio. To do so, Suzano will adopt measures to (i) register the operation (or its exemption, as applicable) with the U.S. Securities and Exchange Commission; and (ii) list the ADRs of Suzano in the same listing segment with the New York Stock Exchange where Fibria’s ADRs are currently listed.

Once the operation is consummated, the shares and ADRs issued by Fibria will no longer be traded on B3 S.A. and the New York Stock Exchange, respectively.

In accordance with the Voting Commitment, if any restrictions imposed by antitrust authorities in Brazil and/or other countries are too burdensome, Suzano may choose not to consummate the operation, upon payment to Fibria of a break-up fee equivalent to R$ 750 million. The break-up fee may entail certain other conditions of non-consummation of the operation, as expressly envisaged in the Voting Commitment.

In the context of the transaction and subject to the closing of the transaction, on March 15, 2018, the Controlling Shareholders of the Company entered into a Voting Agreement and other covenants with BNDES (“BNDESPAR Voting Agreement”), establishing certain governance commitments, financial and environmental policies of the Company, and limiting the transfer of the shares in the Company held by the Controlling Shareholders of the Company.

Suzano secured firm commitments from certain international financial institutions to contract financing facilities, in the total amount of US$ 9.2 billion, whose disbursement is conditioned, among other things, on the consummation of the operation. Proceeds from said financing will be used to finance a part of the installment in cash and combined exports of the companies. In order to obtain the credit facilities, the Company paid the bank a fee of US$ 51.750 (corresponding to R$ 172.006), this amount will be amortized up to the date of completion of the operation and the corresponding balance is classified under the heading of other accounts receivable.

On June 1, 2018, the Company received notice of the Federal Trade Commission, a competitive authority in the United States, granting early conclusion of the transaction analysis between Suzano and Fibria, which represents the authorization of the unrestricted operation in the United States of America.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

Consummation of the operation is subject to typical conditions for operations of this nature, including approval by antitrust authorities in Brazil, China, European Union and other countries that come forward to examine the transaction.

ii)	Acquisition of company in Tissue segment (Facepa)

On January 19, 2018, Brazil’s antitrust agency CADE approved without restrictions the acquisition of around 92.84% of the total capital of the mill of Facepa – Fábrica de Papel da Amazônia (“Facepa”) by Suzano.

On March 1, 2018, once all the conditions precedent were implemented and all the approvals obtained from competent government authorities, the direct and indirect acquisition of approximately 92.84% of the total capital and 99.99% of the common capital of Facepa was concluded. Suzano acquired 100% of the control of AGFA—Comércio, Administração e Participações Ltda. (“AGFA”), which holds 28.8% of Facepa, and directly acquired 64.0% from the controlling shareholders of Facepa, thus totaling 92.84%. AGFA is a company with no commercial operation and whose balance sheet basically includes the investment in Facepa. The Facepa’s equity in February, 2018 was R$ 122.6 million, of which 113.8 million represents Suzano’s interest and R$ 8.8 million refers to the non-controlling interest.

With the acquisition, in addition to Facepa’s units in Belém (PA) and Fortaleza (CE), the Company already operates its own sanitary paper units in Mucuri (BA) and Imperatriz (MA).

The amount paid for the acquisition was R$ 267,876, made on the date of the acquisition and a contingent amount of R$ 40,000, which is conditioned on the non-materialization of indemnifiable losses by the sellers, totaling R$ 307,876.

The Company did not finalize the identification and measurement of the fair value of the assets acquired and the liabilities assumed in this business combination and recognized the consideration transferred preliminarily as intangible assets.

iii)	Acquisition of company in the energy segment (PCH Mucuri)

On February 19, 2018, after the fulfillment of all the conditions precedent and after approval was obtained from competent government authorities, the operation with Queiroz Galvão Energia S.A. for the acquisition of all the shares issued by Mucuri Energética S.A. (“PCH Mucuri”) was concluded. PCH Mucuri owns a small hydroelectric plant located in the cities of Carlos Chagas and Pavão in the State of Minas Gerais.

The amount paid for the acquisition was R$ 48,027 on the date of conclusion of the acquisition. The assets and liabilities arising from the acquisition, determined on a preliminary basis and the Company recorded R$ 102,054 in non-current other liabilities related to fair value of liabilities.

2	Presentation of the Unaudited condensed consolidated interim

2.1	Preparation basis and presentation

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

The unaudited condensed consolidated interim financial information was prepared and is presented in accordance with international standard IAS 34 Interim Financial Reporting, as issued by the International Accounting Standard Board (“IASB”).

The interim information was prepared using the historical cost as the basis of value, except for certain financial assets and liabilities and biological assets that are measured at fair value.

The Company affirms that all the information relevant to its interim information is reported and that it corresponds to that used by the Management for its administration.

2.1.1	Condensed consolidated

The unaudited condensed consolidated interim financial information was prepared based on the information provided by Suzano and its subsidiaries on the reporting date, as well as in accordance with consistent accounting practices and policies, except for Facepa, whose reporting date is May 31, 2018, but whose information does not have significant impact on consolidated result.

The subsidiaries are consolidated as from the date of ownership control up to the date control ceases to exist. In the case of joint control (joint venture) with other companies, these investments are measured by the equity method for the consolidated interim information.

In the consolidation process, the balances in the balance sheet and income statement accounts corresponding to the transactions carried out with subsidiaries are eliminated, as well as the unrealized gains and losses and the investments in these subsidiaries and their respective equity accounting results.

2.2	Revised of comparative figures

The financial statements as of December 31, 2017, presented for comparison purposes, were revised to reflect the reclassifications of advances for the acquisition of wood, in the amount of R$ 12,870, from Other Accounts Receivable to Advances to Suppliers. The adjustment was a reclassification between items of Current Assets, did not change the total of this group, and also do not change the total of the Assets. The Company concluded the revision is not relevant to the financial statements.

3	Accounting polices

The interim financial information was prepared using accounting practices consistent with those used in the preparation of the annual financial statements at December 31, 2017, except for the application of the new accounting standards as of January 1st, 2018, although, despite the application, there was no material impact on the interim information, as mentioned in the financial statements as of December 31, 2017. This interim financial information should be considered jointly with the annual financial statements.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

3.1	Accounting policies adopted

3.1.1	Financial instruments – IFRS 9

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. The Company opted for the modified transition method that comparative figures have not been restated.

The adoption of IFRS 9 Financial Instruments from January 1st, 2018 resulted in changes in accounting policies however considering the assessment made by Company there was no material impact or adjustments in January 1st, 2018 due to the new standard.

(i)	Classification and measurement

The Company classifies its financial assets in the following categories: (a) amortized cost and (b) at fair value through profit or loss. The classification depends on the purpose for which the financial assets were acquired as explained below:

(a)	Amortized cost

Are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding.

It includes the balance of cash and cash equivalents and trade accounts receivable. Any changes are recognized in income statement under “Financial income” or “Financial expenses”, depending on the outcome.

(b)	Financial assets at fair value through profit or loss

That are either designated in this category or not classified in any of the other categories.

Are the balance of financial investments and derivative financial instruments. Any changes are recognized in the income statement under “Financial income” or “Financial expenses”, depending on its outcome.

(ii)	Impairment of financial assets

The Company revised its impairment methodology under IFRS 9. On January 1st, 2018, the Company started to apply IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade accounts receivable. The total impact of the change in impairment methodology on January 1st, 2018 was not material.

3.1.2	Revenue recognition – IFRS 15

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

The Company has adopted IFRS 15 Revenue from Contracts with Customers on January 1st, 2018 which resulted in changes in accounting policies, opting the modified transition method that comparative figures have not been restated.

The Company recognizes revenues from contracts with customers as at which the products to customers transfer of control, represented by the ability to determine the use of products and obtain substantially all the remaining benefits from the products.

The Company follows the conceptual framework of the standard, based on the five-step model: (i) identification of contracts with customers; (ii) identification of performance obligations under contracts; (iii) determining the transaction price; (iv) allocation of the transaction price to the performance obligation provided for in the contracts and (v) recognition of revenue when the performance obligation is met.

The transaction confirmation is based on the parameters provided by the corresponding Incoterms (International Commercial Terms) and credit confirmation to the completion of the transaction. Revenue is the net sales revenue, net of taxes, discounts and returns. The revenue is recognized when a performance obligation is satisfied by transferring a promised good or service to a costumer (which is when the costumer obtains control of that good or service).

(a) Sale of products

The recognition of revenue for domestic and export pulp and paper sales is based on the following principles:

(i) Domestic market—sales are mainly made on credit. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or at its own premises, at which rewards of ownership are transferred and the performance obligation is satisfied.

(ii) Export market—export orders are normally supplied from third party warehouses located near strategic markets; sales are mainly made on credit. Revenue is recognized as per the Incoterm parameters.

3.2	New standards, revisions and interpretations not yet in force

IASB issued and approved the following accounting standards/interpretations that are not yet effective and the Company did not early adopt them for the preparation of this interim information.

The Management evaluated or is evaluating and measuring the impacts of adopting the following standards/interpretations:

i) IFRS 16 – Leases – It replaces IAS 17 and essentially requires that lessees recognize future payments in their liabilities and the right to use a leased item in assets for practically all lease agreements. Therefore, financial lease and operating lease agreements receive similar accounting treatment, although certain short-term leases or those for small amounts are outside the scope of this standard. This standard will be effective as of January 1st, 2019.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

The Company, based on preliminary assessments, believes that the biggest impact produced by this standard is related to the recognition in the balance sheet of the lease agreements of land used to plant eucalyptus forests, with terms of up to 3 cycles of forest formation, around 21 years (Note 20.2), but for the reporting date, the Company was still analyzing these and other lease agreements, as well as the transition criterion to be adopted to implement the new Standard.

ii) IFRIC 23 Uncertainty over Income Tax Treatments – Clarifies the accounting of tax positions that have not yet been accepted by tax authorities. Both IAS 12/CPC 32 Income Taxes and the new interpretation IFRIC 23 apply only to Income Tax and Social Contribution. IFRIC 23 does not introduce new disclosures, but reinforces the need to comply with certain reporting requirements on (i) judgments made; (ii) assumptions or other estimates used; and (iii) potential impact of uncertainties that are not reflected in the financial statements. This standard will be effective as of January 1st, 2019.

The Company is assessing the changes introduced by this new interpretation and, based on preliminary analyses made until the closing of this interim information, estimates that there will be no significant impact on its interim information.

4	Financial Instruments and Risks

4.1	Management of financial risks

a)	Overview

In the six-month period ended June 30, 2018, there were no significant changes in the financial risk management policies and procedures compared to those reported in Note 4 to the financial statements of December 31, 2017.

The main financial risk factors considered by Management are:

•	Liquidity risk;

•	Credit risk;

•	Currency risk;

•	Interest rate risks.

The Company does not adopt hedge accounting. Therefore, all results (gains and losses) from derivative operations (settled and outstanding) are fully recognized in the Consolidated statements of income of the periods, as presented in Note 27.

b)	Measurement

All operations with financial instruments are recognized in the Company’s interim information, as shown below. As a result of the adoption of IFRS 9, no material change in the measurement of financial instruments methodology applied for the prior year.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	Note	6/30/2018	12/31/2017

Assets
At fair value through profit or loss
Financial investments	6	4,402,785	1,631,505
Derivative financial instruments	4.3	576,184	133,910
At amortized costs
Cash and cash equivalents	5	3,624,737	1,076,833
Trade accounts receivable	7	2,325,251	2,297,763

		10,928,957	5,140,011

Liabilities
At amortized cost
Trade accounts payable	18	646,969	621,179
Loans and financing	19	13,301,459	12,191,856
Debentures	21	4,661,013	—
Liabilities for asset acquisition	25	844,872	585,986
At fair value through profit or loss
Derivative financial instruments	4.5	2,882,273	127,896

		22,336,586	13,526,917

c)	Fair value versus book value

The comparison between the fair value and carrying value of outstanding financial instruments, at their amortized cost, is shown below:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	6/30/2018		12/31/2017
	Book Value	Fair Value	Book Value	Fair Value
Assets
Cash and cash equivalents	3,624,737	3,624,737	1,076,833	1,076,833
Financial investments	4,402,785	4,402,785	1,631,505	1,631,505
Trade accounts receivable	2,325,251	2,325,251	2,297,763	2,297,763
Derivative financial instruments (current and non-current)	576,184	576,184	133,910	133,910

	10,928,957	10,928,957	5,140,011	5,140,011

Liabilities
Trade accounts payables	646,969	646,969	621,179	621,179
Loans and financing (current and non-current)	13,301,459	15,229,164	12,191,856	13,755,352
Debentures	4,661,013	5,022,313	—	—
Liabilities for asset acquisitions (current and non-current)	844,872	791,572	585,986	564,292
Derivative financial instruments (current and non-current)	2,882,273	2,882,273	127,896	127,896

	22,336,586	24,572,291	13,526,917	15,068,719

4.2	Liquidity risk

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are undiscounted, and include contractual interest payments, therefore, may not be reconciled with the amounts disclosed in the balance sheet.

	6/30/2018
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	646,969	646,969	646,969	—	—	—
Loans and financing	13,301,459	20,431,631	3,074,526	1,859,498	6,965,752	8,531,855
Debentures	4,661,013	9,251,290	177,082	730,379	1,939,374	6,404,455
Liabilities for asset acquisitions	844,872	971,423	254,513	102,468	325,332	289,110
Derivative financial instruments	2,882,273	2,930,368	732,362	1,953,638	244,368	—
Other accounts payable	465,225	465,225	350,414	114,811	—	—

	22,801,811	34,696,906	5,235,866	4,760,794	9,474,826	15,225,420

	12/31/2017
	Total Book Value	Total Future Value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	621,179	621,179	621,179	—	—	—
Loans and financing	12,191,856	15,897,299	2,704,902	2,686,542	4,930,467	5,575,388
Liabilities for asset acquisitions	585,986	713,723	95,284	9,698	187,686	421,055
Derivative financial instruments	127,896	97,412	24,092	63,971	9,349	—
Other accounts payable	293,193	293,193	280,437	12,756	—	—

	13,820,110	17,622,806	3,725,894	2,772,967	5,127,502	5,996,443

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

4.3	Credit risk

The book value of financial assets representing the exposure to credit risk on the date of the interim information was as follows:

	Note	6/30/2018	12/31/2017
Assets
Cash and cash equivalents	5	3,624,737	1,076,833
Financial investments	6	4,402,785	1,631,505
Trade accounts receivable	7	2,325,251	2,297,763
Derivative financial instruments		576,184	133,910

		10,928,957	5,140,011

The Counterparties, mostly financial institutions with whom the Company conducts transactions classified under cash and cash equivalents, financial investments and derivatives financial instruments, are rated by the rating agencies Fitch Ratings, Standard & Poor’s and Moody’s. The risk rating is as follows:

	Cash and cash equivalents and financial investments		Derivative financial instruments
Risk rating (a)	6/30/2018	12/31/2017	6/30/2018	12/31/2017
AAA	4,819,505	2,168,810	—	65,510
AA+	2,972,007	169,881	560,344	51,231
AA	83,427	207,925	—	3,143
AA-	102,977	113,623	15,840	14,026
A	46,501	45,753	—	—
A-	3,090	2,330	—	—
BB	15	16	—	—

	8,027,522	2,708,338	576,184	133,910

(a)	We use the Brazilian Risk Rating and the rating is given by rating agencies Fitch Ratings, Standard & Poor’s and Moody’s.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

The risk rating of trade accounts receivable is as follows:

	6/30/2018	12/31/2017
Low Risk (a)	2,289,437	2,262,628
Average Risk (b)	15,526	21,016
High Risk (c)	58,890	52,859

	2,363,853	2,336,503

(a)	No past due and delay up to 30 days.
(b)	Overdue between 30 and 90 days.
(c)	Overdue more than 90 days and renegotiated with the client or with security interest.

4.4	Market risk

4.4.1	Exchange rate risk

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, are demonstrated below:

	6/30/2018	12/31/2017
Assets
Cash and cash equivalents	1,249,071	585,541
Trade accounts receivable	1,616,245	1,544,633
Derivative financial instruments	576,184	133,910

	3,441,500	2,264,084

Liabilities
Trade accounts payables	(83,410)	(45,548)
Loans and financing	(9,983,341)	(8,616,807)
Liabilities for asset acquisitions	(378,302)	(332,193)
Derivative financial instruments	(2,881,899)	(126,781)

	(13,326,952)	(9,121,329)

Liability exposure	(9,885,452)	(6,857,245)

Foreign denominated balances are primarily denominated in US Dollars.

Sensitivity analysis – foreign exchange exposure

For market risk analysis, the Company uses scenarios to jointly evaluate the long and short positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts already booked, as they reflect the translation into Brazilian reais on the base date of the balance sheet.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

The other scenarios were created considering the depreciation of the Brazilian real against the U.S. dollar at the rates of 25% and 50%.

This analysis assumes that all other variables, in particular interest rates, remain constant, the following table presents the potential impacts on results assuming these scenarios:

	6/30/2018
	As of	Effect on Income and Equity
	Probable	Possible Increase ( Δ 25%)	Remote Increase ( Δ 50%)
Cash and cash equivalents	1,249,071	312,268	624,536
Trade accounts receivable	1,616,245	404,061	808,122
Trade accounts payables	(83,410)	(20,853)	(41,705)
Loans and financing	(9,983,341)	(2,495,836)	(4,991,671)
Liabilities for asset acquisitions	(378,302)	(94,575)	(189,151)
Derivatives Non Deliverable Forward (“NDF”) (a)	(1,144,479)	(3,245,790)	(6,491,579)
Derivatives Swap (a)	(549,208)	814,148	1,619,714
Derivatives Options (a)	(612,028)	(2,625,455)	(5,726,436)

		(6,952,032)	(14,388,170)

(a)	For the notional amounts of derivatives, see Note 4.5.

4.4.2	Interest rate risk

Fluctuations in interest rates could result in increase or decrease in costs of new financing and operations already contracted.

The Company constantly seeks alternatives to use financial instruments in order to avoid negative impacts on its cash flows.

Sensitivity analysis – exposure to interest rates

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rates (“CDI”), Long Term Interest Rate (“TJLP”) and London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

This analysis assumes that all other variables, in particular foreign currency exchange rates, remain constant. The other scenarios were developed considering appreciation of 25% and 50% in the market interest rates. The following table shows the potential impacts on the results in the event of these scenarios:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	6/30/2018
	As of	Effect on Income and Equity
	Probable	Possible Increase ( Δ 25%)	Remote Increase ( Δ 50%)
Interbank deposit certificate (“CDI”)
Cash and cash equivalents	2,375,666	39,437	79,487
Financial investments	4,402,785	73,088	147,313
Loans and financing	(2,653,769)	(212,977)	(257,716)
Debentures	(4,661,013)	(374,068)	(452,646)
Derivative Swaps	(1,161,237)	(3,604,002)	(6,082,951)

		(4,078,522)	(6,566,513)

Long-term interest rate (“TJLP”)
Loans and financing	(232,821)	(3,929)	(7,858)

		(3,929)	(7,858)

London InterBank Offered Rate (“LIBOR”)
Loans and financing	(4,267,234)	(20,088)	(40,176)
Derivative Swap	(374)	301	602

		(19,787)	(39,574)

4.5	Derivative financial instruments

The Company determines the fair value of derivative contracts and recognizes that these amounts can differ from the amounts realized in the event of early settlement. The amounts reported by the Company are based on an estimate and using data provided from a third party, which is reviewed by management.

a)	Outstanding derivatives by type of contract

On June 30, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	Notional value in US$		Fair value
	6/30/2018	12/31/2017	6/30/2018	12/31/2017
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	2,315,000	1,485,000	(323,940)	25,822
Fixed Swap (US$) vs. CDI	—	50,000	—	5,356
Fixed Swap CDI vs. US$	—	50,000	—	(2,485)

Subtotal	2,315,000	1,585,000	(323,940)	28,693
Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	801,772	291,725	(407,094)	(21,562)

Subtotal	801,772	291,725	(407,094)	(21,562)
Interest hedge
Swap LIBOR vs. Fixed (US$)	13,492	19,841	(374)	(1,117)

Subtotal	13,492	19,841	(374)	(1,117)
Fibria’s operation
Exchange hedge
Zero cost collar (R$ x US$)	1,300,000	—	(288,088)	—
NDF (R$ x US$)	3,500,000	—	(1,144,479)	—

Subtotal	4,800,000	—	(1,432,567)	—
Debt hedge
Exchange hedge
Swap CDI x Fixed (US$)	1,250,000	—	(142,115)	—

Subtotal	1,250,000	—	(142,115)	—

Total in derivatives	9,180,264	1,896,566	(2,306,089)	6,014

Current assets			246,716	77,090
Non-current assets			329,468	56,820
Current liabilities			(603,081)	(23,819)
Non-current liabilities			(2,279,192)	(104,077)

			(2,306,089)	6,014

Fair value does not represent an obligation for immediate disbursement or cash receipt, given that such effect will only occur on the dates of contractual fulfillment or on the maturity of each transaction, when the result will be determined, depending on the case and market conditions on agreed dates.

Contracts outstanding on June 30, 2018 are over-the-counter operations without any margin or early settlement clause imposed due to mark-to-market variations.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

As mentioned in Note 1.1 b) i) related to the corporate reorganization transaction with Fibria, the Company obtained firm commitments from certain international financial institutions to contract financing, totaling US$ 9.2 billion, whose disbursement is conditional, among others, other conditions, to the consummation of the transaction. The proceeds of such financing will be used to settle part of the cash portion of this transaction determined in Reais-R $. In order to mitigate the currency risk between the origin of dollar resources and the commitment in Reais, the Company increased the use of the currency hedge derivatives in the period.

As the business under acquisition is usually precified in US$ and the guaranteed credit line obtained is also in US$, management strategy was to hedge the final consideration to be paid in US$, entering into derivative contracts. The results with these derivatives are as follows: (i) Zero-cost collar (R$ vs US$) in the amount of US$ 1.3 billion (notional in US$) representing R$ 288,088 at fair value; (ii) NDF (R$ vs US$) in the amount of US$ 3.5 billion (notional in US$) representing R$ 1,144,479 at fair value; and (iii) Swap CDI vs Fixed (US$) in the amount of US$ 1.25 billion (notional in US $) representing R$ 142,115 at fair value, totaling an accumulated financial loss with derivatives of R$ 1,574,682 for the period.

b)	Fair value by maturity date

Derivatives mature as follows:

	Net Fair value
	6/30/2018	12/31/2017
Maturity of derivatives
In 2018	3,034	53,270
In 2019	(1,649,286)	(16,064)
In 2020	(123,877)	(31,192)
In 2021	225,453	—
In 2022	206,666	—
In 2023	165,722	—
In 2024	139,506	—
In 2025	(584,603)	—
In 2026	(688,704)	—

	(2,306,089)	6,014

c)	Long and short position of outstanding derivatives

On June 30, 2018 and December 31, 2017, the consolidated positions of outstanding derivatives are presented below:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	Notional value			Fair value
	Currency	6/30/2018	12/31/2017	6/30/2018	12/31/2017
Debt hedge
Assets
Swap CDI vs. Fixed (US$)	R$	7,331,688	950,000	139,556	22,525
Swap LIBOR vs. Fixed (US$)	US$	13,492	19,841	52,138	65,517

Subtotal				191,694	88,042
Liabilities
Swap CDI vs. Fixed (US$)	US$	2,051,772	291,725	(688,764)	(44,087)
Swap LIBOR vs. Fixed (US$)	US$	13,492	19,841	(52,512)	(66,634)

Subtotal				(741,276)	(110,721)

Total swap agreements				(549,582)	(22,679)

Cash flow
Zero-cost collar (US$ vs. R$)	US$	3,615,000	1,485,000	(612,028)	25,822
Swap Fixed (US$) vs. CDI	US$	—	50,000	—	5,356
NDF (R$ x US$)	US$	3,500,00	—	(1,144,479)	—
Swap CDI x Fixed (US$)	US$	—	50,000	—	(2,485)

Subtotal				(1,756,507)	28,693

Total in derivatives				(2,306,089)	6,014

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

d)	Settled derivatives

In the three and six-month period ended June 30, 2018 and 2017, the consolidated positions of settled derivatives were as follows:

	Cash paid / Received amount
	2Q18	2Q17	6M18	6M17
Cash flow
Exchange hedge
Zero-cost collar (R$ vs. US$)	—	—	10,165	—
NDF (R$ vs. US$)	—	11,110	—	11,110
NDF (MXN vs. US$)	—	(11)	—	39

Subtotal	—	11,099	10,165	11,149
Commodity hedge
Bunker (oil)	—	—	—	2,631

Subtotal	—	—	—	2,631
Debt hedge
Exchange hedge
Swap CDI vs. Fixed (US$)	(8,553)	49,588	(5,682)	49,588
Swap Fixed (US$) vs. CDI	—	—	—	(8,809)

Subtotal	(8,553)	49,588	(5,682)	40,779
Interest hedge
Swap LIBOR vs. Fixed (US$)	(615)	(1,544)	(615)	(1,544)
Swap Coupon vs. Fixed (US$)	—	—	—	15,824

Subtotal	(615)	(1,544)	(615)	14,280

Total in derivatives (a)	(9,168)	59,143	3,868	68,839

(a)

In the period ended June 30, 2018 there was a payment of the derivative premium, in the amounts of R$ 173,230 and on June 30, 2017 there was a receipt of R$ 93,494, related to unhedged options and therefore not presented in the table above.

4.6	Capital management

The main objective of Company’s capital management is to ensure and maintain a solid credit rating, in addition to mitigating risks that may affect capital availability in business development.

The Company monitors constantly significant indicators, such as:

i) consolidated financial leverage index, which is the total net debt divided by adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”);

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

ii) management of contractual financial covenants, maintaining safety margin to not exceed these covenants. Management prioritizes new loans denominated in the same currency of its main cash generation source, in order to obtain a natural hedge in the long term for its cash flow. The Company manages its capital structure and makes adjustments based on changes in economic conditions.

	6/30/2018	12/31/2017
Loans and financing	13,301,459	12,191,856
Debentures	4,661,013	—
(-) Cash and financial investments	(8,027,522)	(2,708,338)

Net debt	9,934,950	9,483,518
Shareholders’ equity controlling	10,699,330	11,616,611
Shareholders’ equity non-controlling	8,534	—

Shareholders’ equity and net debt	20,642,814	21,100,129

4.7	Fair value hierarchy

The financial instruments and other interim information items assessed at fair value are presented in accordance with the levels defined below:

•	Level 1 – Prices quoted (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 – Inputs other than the prices quoted in active markets included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

•	Level 3 – Inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	6/30/2018
	Fair value	Level 1	Level 2	Level 3
Assets
Financial investments	4,402,785	—	4,402,785	—
Derivative financial instruments	576,184	—	576,184	—
Biological assets (a)	4,697,542	—	—	4,697,542

	9,676,511	—	4,978,969	4,697,542
Liabilities
Derivative financial instruments	2,882,273	—	2,882,273	—

	2,882,273	—	2,882,273	—

	12/31/2017
	Fair value	Level 1	Level 2	Level 3
Assets
Financial Investments	1,631,505	—	1,631,505	—
Derivative financial instruments	133,910	—	133,910	—
Biological assets (a)	4,548,897	—	—	4,548,897

	6,314,312	—	1,765,415	4,548,897

Liabilities
Derivative financial instruments	127,896	—	127,896	—

	127,896	—	127,896	—

(a)	Changes in fair value of biological assets are shown in Note 13.

4.8	Guarantees

The Company has as guarantee letters of credit and credit insurance policies. In the period ended June 30, 2018, consolidated accounts receivable operations pegged to exports amount to USD 408 million (equivalent to R$1,575,894 on this date) (December 31, 2017 USD 429 million, equivalent to R$ 1,421,446).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

5	Cash and Cash Equivalents

	6/30/2018	12/31/2017
Cash and banks
Local currency	27,208	19,124
Foreign currency	1,249,071	583,604

	1,276,279	602,728
Financial investments
Local currency	2,348,458	472,168
Foreign currency	—	1,937

	2,348,458	474,105

	3,624,737	1,076,833

Financial investments in local currency are low risk and highly liquidity, and correspond to investments indexed to the Interbank Deposit Certificate (“CDI”). On June 30, 2018, the interest rates on financial investments ranged between 60% and 110% of CDI index (December 31, 2017, the interest rates ranged between 94% and 110% of CDI index).

6	Financial Investments

	6/30/2018	12/31/2017
Financial assets measured at fair value through profit or loss held for trading
Investment funds (a)	4,306,428	1,593,066
Bank Deposit Certificates (“CDB”) (b)	96,357	38,439

	4,402,785	1,631,505

(a)

Investment funds invest in fixed income instruments, diversified between private institution bonds and government bonds, are remunerated at a rate between 93.9% and 103.1% of CDI index rate at June 30, 2018. Investment portfolios are frequently monitored by the Company for the purpose of checking compliance with the investment policy, which seeks low risk and high liquidity of securities. The risk classification of these assets is presented on Note 4.3.

(b)	Bank Deposit Certificates (“CDBs”) were remunerated on average at 102.32% of the Interbank Deposit Certificate (“CDI’) at June 30, 2018 (December 31, 2017, was remunerated at 102.48%).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

7	Trade Accounts Receivable

7.1	Breakdown of balances

	6/30/2018	12/31/2017
Domestic customers
Third parties	693,671	735,627
Receivables Investment Fund (“FIDC”) (a)	21,641	25,825
Related parties	32,131	28,652
Foreign customers
Third parties	1,616,410	1,546,399
Allowance for doubtful accounts	(38,602)	(38,740)

	2,325,251	2,297,763

(a)

In 2017 the Company created the Receivable Investment Fund (“FIDC”), that is a vehicle with the purpose with of acquiring credit rights originated from sales made by Suzano to facilitate credit to certain clients. FIDC is an investment fund that acquires receivables and securities representing credit rights. The FIDC has a two year term with renew rights under certain conditions. The Company has a co-obligation and retains substantial credit risk, accordingly the Company recorded an accounts receivable of R$ 21,641 and a liability of R$ 20,908 net of transaction costs (Note 19).

7.2	Past due securities

	6/30/2018	12/31/2017
Past due:
Up to 30 days	121,131	67,239
From 31 and 60 days	11,073	16,066
From 61 and 90 days	4,453	3,949
From 91 and 120 days	3,504	2,831
From 121 and 180 days	2,731	9,423
Over 180 days	52,655	39,905

	195,547	139,413

% Total overdue receivables.	8%	6%

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

7.3	Changes in allowance for doubtful accounts

	2Q18	2Q17	6M18	6M17
Balance at beginning of the period	(40,787)	(41,539)	(38,740)	(44,517)
Credits accrued in the period	(1,522)	(17,649)	(8,548)	(19,749)
Credits recovered in the period	2,891	2,270	3,625	2,280
Credits definitively written-off from position	2,573	12,145	5,262	17,223
Exchange variation	(1,757)	10	(201)	—

Balance at end of the period	(38,602)	(44,763)	(38,602)	(44,763)

The Company has guarantees for overdue securities in its commercial transactions, through credit insurance policies, letters of credit and collateral. Part of these guarantees is equivalent to the need to recognize allowance for doubtful accounts, in accordance with the credit policy (Note 4.3).

8	Inventories

	6/30/2018	12/31/2017
Finished goods
Pulp
Domestic	137,907	82,008
Foreign	263,118	198,380
Paper
Domestic	252,231	200,683
Foreign	58,688	67,223
Consumer Goods
Domestic	35,865	6,376
Work in process	62,146	63,797
Raw materials	458,430	399,086
Spare Parts	209,021	180,712

	1,477,406	1,198,265

As of June 30, 2018, inventories are net of estimated losses in the amounts of R $ 40,447 (December 31, 2017, R $ 51,911).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

8.1 Estimated loss movement

	2Q18	2Q17	6M18	6M17
Balance at the beginning of the period	(44,644)	(27,987)	(51,911)	(28,206)
Estimated loss	(580)	(12)	(3,337)	(12)
Estimated loss reversal	67	42	861	261
Write-off inventories	4,710	—	13,940	—

Balance at the end of the period	(40,447)	(27,957)	(40,447)	(27,957)

The additions and reversals of estimated and direct losses are recognized in the statement of income under the item cost of the product.

In the six-month period ended June 30, 2018 and 2017, additional write-offs for specific projects were directly recognized in the income statement in the amount of R$ 15,897 and R$ 1,954 were made, respectively.

No inventory items were given as collateral for or guarantee of liabilities for the periods presented.

9	Recoverable Taxes

	6/30/2018	12/31/2017
Withholding tax and prepaid income tax and social contribution	54,658	58,823
PIS and COFINS—on acquisition of fixed assets (a)	57,486	58,767
PIS and COFINS—other operations	50,128	50,077
ICMS—on acquisition of fixed assets (b)	72,700	71,603
ICMS—other operations (c)	269,262	280,384
Reintegra Program (d)	47,759	71,376
Other taxes and contributions	20,154	4,298
Provision for the impairment of ICMS credits (e)	(12,035)	(10,583)

	560,112	584,745

Current assets	360,113	300,988
Non-current assets	199,999	283,757

(a)	Social Integration Program (“PIS”) / Social Security Funding Contribution (“COFINS”)—Credits whose realization is linked to the depreciation period of the corresponding asset.
(b)

Value-added Tax on Sales and Services (“ICMS”)—Credits from the entry of goods destined for property, plant and equipment are recognized in the ratio of 1/48 from the entry and on a monthly basis, as per the bookkeeping of ICMS Control on Property, Plant and Equipment – CIAP.

(c)

ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products. Credits are concentrated in the states of Bahia and Maranhão, where the Company realizes the credits through “Transfer of Accrued Credit” (sale of credits to third parties), after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Bahia and Maranhão.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

(d)

Special Regime of Tax Refunds for Export Companies (“Reintegra”). Reintegra is as program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, in order to make them more competitive on international markets.

(e)	Provision for discount on sales to third parties of accrued credit mentioned in item “c” above.

10	Advance to Suppliers

10.1 Forestry development program

On June 30, 2018, the balance of advances of funds and inputs for timber development amounted to R$ 232,843 (R$ 237,466 on December 31, 2017), classified in the balance sheet according to the expected realization, among current and non-current liabilities.

10.2 Advance for the purchase of finished product

On June 30, 2018, the Company has no outstanding balance related to the advances for the purchase of finished product through its subsidiary Suzano Trading (R$ 33,324 on December 31, 2017).

10.3 Advance to suppliers

On June 30, 2018, the amount of advances to suppliers for the purchase of third party materials, services and timber totaled R$ 107,007 (R$ 37,264 as of December 31, 2017).

11	Related Parties

Related parties	Type of operation	Type of interest
Bexma Comercial Ltda. (“Bexma”)	Administrative expenses	Controlled by key management personnel
Bizma Investimentos Ltda. (“Bizma”)	Investment fund management	Controlled by key management personnel
Central Distribuidora de Papéis Ltda. (“Central”)	Sale of paper	Controlled by close family personnel
Ibema Cia Brasileira de Papel (“Ibema”)	Sale of paper	Joint venture
Instituto Ecofuturo—Futuro para o Desenvolvimento Sustentável (“Ecofuturo”)	Social services	Controlled by key management personnel
IPLF Holding S.A. (“IPLF”)	Shared corporate costs and expenses	Controlled by key management personnel
Lazam MDS Corretora e Adm. Seguros S.A. (“Lazam-MDS”)	Insurance advisory and consulting	Controlled by key management personnel
Mabex Representações e Participações Ltda. (“Mabex”)	Aircraft services (freight)	Controlled by key management personnel
Nemonorte Imóveis e Participações Ltda. (“Nemonorte”)	Real estate advisory	Controlled by key management personnel
Suzano Holding S.A. (“Holding”)	Grant of suretyship and administrative costs	Immediate Parent

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

11.1 Balance sheets on June 30, 2018

	Assets		Liabilities
	Current		Current
Item of balance sheet	Trade receivables - related parties		Trade payables
Holding	12		126
Nemonorte	1		1
Bexma	2		—
Ecofuturo	1		875
Ibema	32,053	(a)	1,270
Bizma	1		—

	32,070		2,272

11.2 Balances sheets on December 31, 2017

	Assets	Liabilities
	Current	Current
Item of balance sheet	Trade receivables - related parties	Trade payables
Holding	—	141
Ecofuturo	4	45
Ibema	28,628	6,954

	28,632	7,140

11.3 Transactions in the three and six-month period ended June 30, 2018 and 2017

	Income Statement								Income Statement
	2Q18				2Q17				6M18				6M17
	Income			Expenses	Income			Expenses	Income			Expenses	Income			Expenses
Rubrica do balanço
Com partes relacionadas
Holding	16			(3,024)	334			(3,548)	35			(6,058)	342			(7,150)
IPLF	2			—	—			(8)	2			—	—			(8)
Central	—			—	—			2,895	—			—	(4,056)			2,895
Nemonorte	—			(125)	—			(829)	—			—	—			(887)
Mabex	—			—	—			(199)	—			(125)	—			(207)
Bexma	3			—	—			—	6			—	—			—
Lazam—MDS	—			—	—			(159)	—			(31)	—			(248)
Ecofuturo	—			(875)	—			(1,017)	2			(1,750)	—			(1,897)
Ibema	8,974	(a	)	—	16,599	(a	)	—	56,575	(a	)	—	28,947	(a	)	—
Bizma	3			—	—			—	13			—	—			—

	8,998			(4,024)	16,933			(2,865)	56,633			(7,964)	25,233			(7,502)

(a)	Pulp and paper sales operations.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

11.4 Management compensation

For the three and six-month periods ended June 30, 2018 and 2017, expenses related to the compensation of key management personnel which include the Board of Directors, Fiscal Council and Board of Executive Officers, in addition to certain executives, recognized in the statement of income for the period, are shown below:

	2Q18	2Q17	6M18	6M17
Short-term benefits
Salary or compensation	10,772	8,118	19,499	13,701
Direct and indirect benefits	623	609	1,438	1,141
Bonus	6,641	5,572	10,429	10,935

	18,036	14,299	31,366	25,777
Long-term benefits
Share-based compensation	18,380	1,873	50,199	27,241

	18,380	1,873	50,199	27,241

	36,416	16,172	81,565	53,018

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory “13th salary” bonus), and payroll charges (company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, grocery voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key Management members, in accordance with the specific regulations (Note 24).

12	Current and Deferred Taxes

The Company, based on expected generation of future taxable income as determined by a technical study approved by Management, recognized deferred tax assets over temporary differences, income and social contribution tax loss carryforwards, which do not expire.

Deferred income and social contribution taxes are originated as follows:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	6/30/2018	12/31/2017
Income tax loss carryforward	438,526	575,248
Social contribution tax loss carryforward	6,627	29,830
Provision for tax, civil and labor liabilities	100,558	103,631
Temporary differences provision (operational and others)	240,094	203,831
Exchange variation losses (net)—payable on a cash basis for tax purposes	538,658	82,793
Losses on derivatives	784,070	29,943
Other temporary differences	149,625	112,050

Non-current assets	2,258,158	1,137,326
Tax benefit of goodwill—goodwill not amortized for accouting purposes	11,612	10,063
Property, plant and equipment—deemed cost adjustment	1,573,938	1,603,987
Biological assets—fair value	135,657	90,461
Tax accelerated depreciation	1,190,784	1,183,115
Gains on derivatives	—	31,988
Other temporary differences	23,321	2,519

Non-current liabilities	2,935,312	2,922,133
Total non-current assets, net	3,037	2,606
Total non-current liabilities, net	680,191	1,787,413

The income tax loss carryforward, negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (IRPJ).

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is shown below:

	6/30/2018	12/31/2017
Tax loss carryforward	1,754,104	2,300,993
Social contribution tax loss carryforward	73,632	331,445

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

12.1 Reconciliation of the effects of income tax and social contribution on profit or loss

	2Q18	2Q17	6M18	6M17
Net (loss) income before taxes	(2,795,304)	133,399	(1,820,719)	734,525
Income and social contribution expenses at statutory	950,403	(45,356)	619,044	(249,739)
nominal rate—34%
Tax effect on permanent differences:
Tax incentive—Reduction SUDENE (a)	—	38,828	95,065	57,925
Equity method	(23)	16,154	(41)	9,800
Taxation difference—Subsidiaries (b)	8,551	60,506	57,271	93,328
Credit related to Reintegra program	14,051	9,801	26,675	17,965
Higher taxation on foreign subsidiaries	—	(4,553)	—	(7,805)
Other	(17,688)	(8,257)	(11,785)	(535)

	955,294	67,123	786,229	(79,061)
Income tax
Current	(135,122)	(23,935)	(187,558)	(39,507)
Deferred	841,413	83,481	793,010	(3,758)

	706,291	59,546	605,452	(43,265)

Social Contribution
Current	(83,534)	(32,880)	(135,314)	(46,897)
Deferred	332,537	40,457	316,091	11,101

	249,003	7,577	180,777	(35,796)

Income tax and social contribution benefits (expenses) in the periods	955,294	67,123	786,229	(79,061)

Effective rate of income and social contribution tax expenses	34.2%	-50.3%	43.2%	10.8%

(a)	Refers to the benefit of reducing 75% of the income tax calculated based on Profits form exploration on the units Mucuri (BA) and Imperatriz (MA).
(b)	Refers, substantially, to the difference between the nominal rate of the Company and its subsidiaries in Brazil and abroad.

13	Biological Assets

The changes in the balances of biological assets in the respective periods are shown below:

Balances on December 31, 2016	4,072,528
Additions (a)	912,368
Depletion for the year	(551,135)
Gain on adjustment to fair value (b)	192,504
Disposal of forests	(28,030)
Other write-offs	(49,338)

Balances on December 31, 2017	4,548,897
Additions (a)	491,201
Depletion for the period	(329,535)
Gain on adjustment to fair value	5,954
Disposal of forests	(13,474)
Other write-offs	(5,501)

Balances on June 30, 2018	4,697,542

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

(a)	Refers to the formation and acquisition of forests, of which R$ 394,273 of forest formation and R$ 96,928 of forest acquisition (December 31, 2017, R$ 775,954 and R$ 136,414, respectively);
(b)	The gain reported in 2017 is mainly due to the gross wood price in the regions of Maranhão and Pará and the maintenance of other assumptions.

The Company’s biological assets are mainly made of eucalyptus forest for reforestation used to supply wood to pulp and paper mills and are located in the states of São Paulo, Bahia, Espírito Santo, Maranhão, Minas Gerais, Pará, Piauí and Tocantins. Permanent preservation and legal reserve areas were not included in the calculation of fair value due to its nature.

The fair value of eucalyptus forests is determined semiannually through the income approach method by using the Discounted Cash Flow method.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

14	Investments

Joint Venture
Ibema
Balance at December 31, 2016	873

Equity method	5,872
Other	19

Balance at December 31, 2017	6,764

Equity method	(121)

Balance at June 30, 2018	6,643

The financial information of joint venture is shown below:

	Joint Venture
	Ibema
	6/30/2018	12/31/2017
Equity interest %	49.9%	49.9%
Total assets	333,450	334,827
Total liabilities	332,036	334,009
Adjusted equity (a)	1,414	818
Net income for the period	371	9,790

(a)	Adjusted for unrealized profits with parent company.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

15	Property, Plant and Equipment

			Buildings	Machinery and equipment	Other assets	Land and farms	Work in progress		Total
Annual average depreciation rate			3.46%	5.40%	17.65%	—	—		—
Cost
Balances on December 31, 2016			2,683,827	15,345,570	299,131	4,368,577	390,671		23,087,775
Transfers			141,161	485,182	3,297	3,920	(633,560)		—
Transfers between other assets	(b	)	(4,500)	4,434	(7,035)	—	(8,705)		(15,806)
Additions			4,648	106,422	6,527	2,257	731,740		851,594
Write-offs	(a	)	(9,463)	(95,277)	(13,525)	(26,161)	(4,697)		(149,123)
Interest capitalization			—	—	—	—	8,286		8,286

Balances on December 31, 2017			2,815,673	15,846,331	288,395	4,348,592	483,735		23,782,726
Transfers			56,407	193,525	7,790	2,522	(260,244)		—
Transfers between other assets	(b	)	4,500	931	988	—	71		6,490
Additions			200	57,679	3,554	516	544,331		606,280
Facepa and PCH Mucuri			196,800	188,236	8,454	25,586	4,691		423,767
Write-offs	(a	)	(7,713)	(56,547)	(1,015)	(16,378)	—		(81,653)
Interest capitalization			—	—	—	—	1,086		1,086

Balances on June 30, 2018			3,065,867	16,230,155	308,166	4,360,838	773,670	(c)	24,738,696
Depreciation
Balances on December 31, 2016			(762,686)	(5,908,943)	(180,866)	—	—		(6,852,495)
Transfers			8	270	(278)	—	—		—
Write-offs	(a	)	3,172	64,536	13,145	—	—		80,853
Depreciation			(70,315)	(701,822)	(27,719)	—	—		(799,856)

Balances on December 31, 2017			(829,821)	(6,545,959)	(195,718)	—	—		(7,571,498)
Transfers			6	18	(24)	—	—		—
Write-offs	(a	)	1,248	53,860	177	—	—		55,285
Depreciation			(39,453)	(375,286)	(14,521)	—	—		(429,260)
Facepa and PCH Mucuri			(37,436)	(100,394)	(6,508)	—	—		(144,338)

Balances on June 30, 2018			(905,456)	(6,967,761)	(216,594)	—	—		(8,089,811)
Net
Balances on June 30, 2018			2,160,411	9,262,394	91,572	4,360,838	773,670	(c)	16,648,885

Balances on December 31, 2017			1,985,852	9,300,372	92,677	4,348,592	483,735	(c)	16,211,228

(a)	In addition to disposals, write-offs include obsolescence and scrapping;
(b)

Includes transfers between the lines of inventory, intangible assets and non-current assets for sale, related to semi trucks R$ 6,047 (December 31, 2017, semi trucks R$ 7,035 and commercial property R$ 4,500).

(c)

The balance of Construction in Progress comes from investments made in line with its strategy to maximize return for shareholders, of which: (i) adjacent business R$ 113,435; (ii) structural competitiveness R$ 584,958; and (iii) other investments R$ 75,277 (December 31, 2017, (i) adjacent business R$ 134,299; (ii) structural competitiveness R$ 264,606; and (iii) other investments R$ 84,830).

Machinery and equipment include amounts recognized as financial leasing outlined in Note 20.1.

On June 30, 2018, the Company did not identify any event that indicates impairment of assets.

15.1	Assets given as collateral

On June 30, 2018, assets given as collateral in loan operations and lawsuits amounted to R$ 11,593,193 (R$ 11,571,632 on December 31, 2017).

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

16	Intangible Assets

16.1	Goodwill

	6/30/2018	12/31/2017
Vale Florestar S.A.	45,435	45,435
Paineiras Logística	10	10
Facepa (a)	204,111	—

	249,556	45,445

(a)	Company acquired in the first quarter of 2018, currently undergoing calculation of the Purchase Price Allocation (Note 1.1 b) ii)).

On June 30, 2018, the Company did not identify any event that indicates impairment of assets.

16.2	Intangible assets with indefinite useful life

On June 30, 2018 and December 31, 2017, the amount related to other intangible assets with indefinite useful life was R$1,196.

16.3	Intangible assets with determined useful life

	Trademarks and patents	Softwares	R&D Agreements	Total
Useful life (years)	10	5	18.8
Acquisition cost	1,635	120,718	196,023	318,376
Accumulated amortization	(920)	(49,533)	(94,976)	(145,429)

Balances on December 31, 2016	715	71,185	101,047	172,947
Acquisitions	—	8,054	—	8,054
Foreign currency translation adjustment	—	—	1,284	1,284
Amortization	(105)	(21,825)	(8,339)	(30,268)
Write-offs	—	—	(18,937)	(18,937)
Transfers and others	—	8,705	—	8,705

Book balance	610	66,119	75,055	141,785

Acquisition cost	1,635	137,477	178,370	317,482
Accumulated amortization	(1,025)	(71,358)	(103,315)	(175,698)

Balances on December 31, 2017	610	66,119	75,055	141,785
Acquisitions	—	57	—	57
Acquisition PCH Mucuri/Facepa	17	749	—	766
Foreign currency translation adjustment	—	—	12,016	12,016
Amortization	(50)	(11,556)	(3,599)	(15,206)
Amortization PCH Mucuri/Facepa	(13)	(462)	—	(475)
Transfers and others	—	(71)	—	(71)

Book balance	564	54,836	83,472	138,872

Acquisition cost	1,652	138,212	190,386	330,250
Accumulated amortization	(1,088)	(83,376)	(106,914)	(191,378)

Balances on June 30, 2018	564	54,836	83,472	138,872

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

17	Receivables from land expropriation

In the six-month period ended June 30, 2018, there was no change in the nature and opinion of the Management and the legal advisors regarding the information reported on December 31, 2017.

On June 30, 2018 the total receivables from land expropriation is R$ 61,938 (December 31, 2017, the amount was R$ 60,975).

18	Trade accounts payable

	6/30/2018	12/31/2017
Domestic suppliers	563,559	575,631
Foreign suppliers	83,410	45,548

	646,969	621,179

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

19	Loans and Financing

			Index	Annual average interest rate on 6/30/2018	Maturity	6/30/2018	12/31/2017
Property, plant and equipment:
BNDES - Finem	(a	) (b)	Fixed rate /TJLP	7.16%	2019 a 2030	363,863	339,798
BNDES - Finem	(b	)	Currency basket /US$	6.99%	2019 a 2022	175,849	165,125
BNDES - Finame	(a	)	Fixed rate /TJLP	5.37%	2018 a 2024	3,845	4,708
FNE - BNB	(b	)	Fixed rate	6.35%	2024 a 2026	231,989	244,452
FINEP	(b	)	Fixed rate	4.00%	2020	16,717	20,577
Financial lease			CDI/US$		2018 a 2022	20,582	19,686
Export Credit Agency - ECA	(b	) (c)	US$/LIBOR	3.45%	2022	903,583	864,761

						1,716,428	1,659,107
Working capital:
Export financing			US$/LIBOR	5,72%	2021 a 2022	466,088	844,388
Export credit note			CDI	6.39%	2018 a 2020	2,653,279	2,907,200
Senior Notes	(d	)	US$/Fixed rate	6.22%	2021 a 2047	5,519,698	4,730,800
Trade notes discount-Vendor					2018	1,179	33,363
Syndicated Loan	(e	)	US$/LIBOR	3.24%	2023	2,890,107	1,986,691
Fund of Investments in Receivables					2018	20,908	24,665
Other					2018 a 2025	33,772	5,642

						11,585,031	10,532,749
						13,301,459	12,191,856

Current Portion (includes interest payaments)						1,694,415	2,115,067
Non-current Porties						11,607,044	10,076,789
Non-current loans and financing mature as follows:
2019						226,466	2,122,767
2020						2,221,529	2,599,279
2021						2,582,181	1,121,216
2022						1,465,199	123,745
2023						365,732	53,160
2024						39,204	34,084
2025 onwards						4,706,733	4,022,538

						11,607,044	10,076,789

(a)

Transaction subject to Long-term Interest Rate (“TJLP”) published by the Central Bank of Brazil. If the index rate exceed 6% p.a., the exceeding portion is included within the principal and subject to the interest.

(b)

Loans and financing are secured, depending on the agreement, by (i) plant mortgages; (ii) rural properties; (iii) fiduciary sale of the asset being financed; (iv) guarantee from shareholders, and (v) bank guarantee.

(c)

In order to fund the import of equipment’s for the pulp production in the unit located in Maranhão, Suzano obtained financed approximately the amount of US$ 535 million, with terms up to 9.5 years, guaranteed by the Export Credit Agencies Finnvera and EKN. These agreements establish covenants related to the maintenance of certain leverage levels, which are verified for compliance twice a year (June and December). Until this moment, the Company met all covenants established in the agreements.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

(d)

In the last quarter of 2017, Suzano, through its subsidiary Suzano Trading, repurchased Senior Notes in the amount of (i) US$ 456 million and, through Suzano Áustria, reopened the issues of Senior Notes in the amount of: US$ 200 million, maturing on July 14, 2026, with interest corresponding to 4.625% p.a., to be paid semiannually, in January and July; and (ii) US$ 200 million, maturing on March 16, 2047, with interest corresponding to 6.300% p.a., to be paid semiannually, in March and September. Additionally, in March 2017, Suzano Áustria, issued US$ 300 million in Senior Notes due on March 16, 2047, with semiannual interest payments of 7.00% p.a. and final return for investors of 7.38% p.a.

(e)

In February 2018, the Company, through its subsidiary Suzano Europa, contracted a syndicated loan in the amount of US$ 750 million, with payment of quarterly interest and amortization of the principal between February 2021 and February 2023 (Note 1.1 a) iv)).

(f)	See (note 7.1)

Certain financing agreements have financial and non-financial covenants. Financial covenants establish some maximum levels of leverage, normally expressed as a ratio of Net Debt to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), which are met by the Company on the date of these financial statements. Non-financial covenants establish the maximum level of assignment of receivables, guarantees to third parties and sale of operating assets, which are also compliant.

19.1	Changes in loans and financing

Balances on December 31, 2016	14,012,779

Funding	2,561,954
Exchange variation	81,849
Settlement of principal	(4,533,736)
Settlement of interest	(1,025,117)
Interest expenses and other costs	1,041,995
Transaction costs and other costs	52,132

Balances on December 31, 2017	12,191,856

Funding	2,810,101
Addition from acquisition of subsidiaries	79,928
Exchange variation	1,426,315
Settlement of principal	(3,214,568)
Settlement of interest	(330,860)
Interest expenses and other costs	355,263
Transaction costs and other costs	(16,576)

Balances on June 30, 2018	13,301,459

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

19.2 Transaction costs and premiums of securities issues

Nature	Total cost	Amortization	Balance to be amortized
			6/30/2018	12/31/2017
Senior Notes	94,796	(64,753)	30,043	27,280
NCE	67,846	(51,958)	15,888	23,076
Import (ECA)	101,811	(80,799)	21,012	26,386
Syndicated Loan	39,369	(24,390)	14,979	6,479
Debentures	20,087	—	20,087	—
Other	5,666	(3,818)	1,848	2,424

Total	329,575	(225,718)	103,857	85,645

The cost of funding in foreign currency is amortized on the contractual dates based on the effective interest rate and the currency of origin, and is converted into Brazilian reais for reporting purposes.

19.3 Guarantees for loans and financings

Some loan and financing contracts have clauses of guarantee of the financed equipment itself or other fixed assets indicated by the Company (Note 15.1).

20	Lease

20.1 Financial lease agreements

The amounts booked as property, plant and equipment, net of depreciation, and the present value of mandatory installments of the agreement (financing) corresponding to these assets are stated below:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	6/30/2018	12/31/2017
Machinery and equipment	108,160	108,160
(-) Accumulated depreciation	(100,385)	(99,452)

Property, plant and equipment, net	7,775	8,708

Present value of mandatory installments (financing):
Less than 1 year	5,489	4,632
From 1 to 5 years	15,093	15,054

Total present value of mandatory installments (financing)	20,582	19,686

Financial charges to be recognized in the future	2,120	2,770

Total mandatory installments at the expiration of agreements	22,702	22,456

20.2 Operating lease agreements

Operating lease payments are recognized as operating expenses in the Company’s income statement.

Description	Monthly installment amount	Index	Maturity
Administrative offices and deposits	1 to 1,163	IGP-M(a) and IPCA(b)/IBGE(c)	4/12/2018 to 1/27/2024
Call center and licenses	1 to 127	IGP-DI(d)	9/30/2018
Land	182 to 2,047	IGP-M, IPCA/IBGE and others	7/01/2018 to 10/19/2045

(a)	General market price index calculated by Getúlio Vargas Foundation (IGP-M).
(b)	Broad Consumer Price Index (IPCA).
(c)	Brazilian Institute of Geography and Statistics (IBGE).
(d)	General prices Index – Internal Availability (IGP-DI).

The minimum payments of maturing operating were as follows:

6/30/2018
Less than 1 year	133,838
From 1 year to 3 years	281,362
From 3 years to 5 years	252,537
More than 5 years	659,273

Total installments due	1,327,010

20.3 Other commitments

In the normal course of its operations, the Company enters into contracts and commercial commitments to guarantee better operating conditions to expand its business. The most relevant are:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

i)

Contracts for future sale of finished products, backed by performance sale operations recorded in the short term. The amounts are initially recognized in “advances from customers” and are recorded in income as these products are delivered. On June 30, 2018, the contracts of future sale of finished products recorded under “Advances from Customers” do not have an outstanding balance (R$ 63,201 on December 31, 2017).

21 Debentures

The debentures 6th issuance occurred on June 29, 2018, in a single series, with a nominal unit value of R$ 1. The Debentures will not be convertible into shares issued by the Company (Note 1.1 a) i)).

			6/30/2018
Issue	Serie	Issuance amount	Non current	Index	Annual rate of interest	Due date
6ª	Single	4,681,100	4,661,013	CDI	112.50%	6/29/2026

			4,661,013

22 Provision for Contingencies

22.1 Changes in provisions for contingencies

	Balance on 12/31/2017	New lawsuits due to acquisition of subsidiaries	New lawsuits	Reversals	Inflation adjustment	Settlement of lawsuits	Balance on 6/30/2018
Tax and social security	273,324	—	21,343	(1,034)	2,152	(13,939)	281,846
Labor	40,363	1,900	10,256	(2,613)	7,373	(11,802)	45,477
Civil	3,382	—	10	(2)	192	—	3,582

	317,069	1,900	31,609	(3,649)	9,717	(25,741)	330,905

22.2 Tax and Social Security Suits and Proceedings

On June 30, 2018, the Company was a defendant in 384 administrative proceedings as well as tax and social security lawsuits in which the disputed matters related to diverse taxes such as IRPJ/Social Contribution (“CSLL”), PIS, COFINS, Tax on Industrialized Products (“IPI”), social security contributions, Rural Property Tax (“ITR”), State Value-Added Tax (“ICMS”), Tax on Services (“ISS”) and Urban Property Tax (“IPTU”), whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

With respect to the debts included in the “installment with tax loss carryforward” modality of the REFIS Installment Program established by Law 11,941/2009, after the effective consolidation by the Federal Revenue of Brazil of the amount of tax loss indicated for the settlement of the amounts of interest and penalties for delinquency and ex officio of the debits included, the Company made the full payment of the installments referring to the principal amounts and fines isolated from said debts, thereby extinguishing the said installment in full.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

With the issuance of Provisional Measure Nº 783/2017, which was subsequently converted into Law 13,496/2017, due to the benefits of reducing interest, fines and legal charges, the Company opted to migrate certain debts that were covered by REFIS—Law Nº 11,941/09, not yet consolidated, and to offset other debts with probable probability of loss, being provisioned on June 30, 2018 the amounts of said debts in the amount of R$ 4,356, already considering legal reductions and amounts paid in advance to the Revenue Federal Government of Brazil, whose consolidation still depends on a normative act to be issued by the said Public Organ.

22.3 Labor claims

On June 30, 2018, the Company was a defendant in 3,511 labor claims.

In general, labor claims are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

22.4 Civil claims

On June 30, 2018, the Company is a defendant in approximately 438 civil claims.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental claims and others.

22.5 Judicial deposits

On June 30, 2018, the Company has judicial deposits of R$ 120,693, of which R$ 76,529 refer to labor lawsuits, R$ 42,664 refer to tax and social security lawsuits and R$ 1,500 refer to civil lawsuits (on December 31, 2017, the amount of R$ 113,613, of which R$ 69,599 refer to labor lawsuits and R$ 44,014 refer to tax and social security lawsuits).

22.6 Lawsuits with possible tax contingencies

The Company is involved in tax, civil and labor lawsuits, as they involve risks with a possible likelihood probability of loss (not probable), according to Management and its legal counsel, which are not recorded in the company’s books:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	6/30/2018	12/31/2017
Tax and social security	1,040,066	1,026,950
Labor	22,332	14,268
Civil	102,942	23,666

	1,165,340	1,064,884

The Company is a defendant in lawsuits whose likelihood of loss is deemed possible, in the amount of R$ 1,040,066, for which no provision is recorded. Of this amount, R$ 832,923 refers to a tax-deficiency notice of PIS and COFINS, from 2007 to 2013, which was not considered yet in the lower court by the Federal Revenue Service of Brazil. The other tax and social security lawsuits are related to a variety of taxes such as social security, IRPJ, ITR, ICMS, Withholding Income Tax (“IRRF”), PIS and COFINS, mainly due to differences in the interpretation of the applicable tax rules and information provided in ancillary obligations.

23	Employee benefits

23.1	Defined benefits plans

The Company guarantees coverage of healthcare costs for former employees who retired by 2003 (until 1998 for former employees of Ripasa, current Limeira unit), as well as their spouses for life and dependents while they are minors.

For other group of former employees, who exceptionally, according to the Company’s criteria and resolution or according with rights related to the compliance with pertinent legislation, the Company ensures the healthcare program.

The Company offers life insurance benefit provided to retirees.

23.2	Changes in actuarial liabilities

Opening balance on December 31, 2016	339,009
Interest on actuarial liability	38,022
Actuarial loss	(4,173)
Benefits paid in the period	(21,595)

Opening balance on December 31, 2017	351,263
Interest on actuarial liability	17,234
Benefits paid in the period	(11,893)

Closing balance on June 30, 2018	356,604

24	Share-Based compensation plans

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

On June 30, 2018, the Company had two share-based compensation plans: (i) Payment in Phantom Shares Plan in cash and (ii) Share Appreciation Rights (“SAR”), both paid in currency.

These plans did not undergo any changes in their characteristics and measurement criteria since the financial statements of December 31, 2017.

24.1	Phantom Stock Option Plan

	6/30/2018	12/31/2017
	Shares (No.)	Shares (No.)
Available at the beginning of the period/year	5,055,519	3,048,991
Granted during the period/year	1,415,476	3,035,488
Exercised (a)	(215,967)	(695,532)
Exercised due to dismissal (a)	(51,007)	(161,270)
Abandoned / prescribed due to dismissal	(73,294)	(172,158)

Available at the end of the period	6,130,727	5,055,519

(a)	For share options exercised and those exercised due to employment termination, the average price on June 30, 2018 and December 31, 2017 was R$ 30.38 and R$ 19.84, respectively.

24.2	Common stock option plan

Program	Granted series	Grant date	1st exercise date	2nd exercise date and expiration	Price on the grant date	Granted shares	Exercised shares	Total in effect on 6/30/2018
	Series I	01/18/13	01/18/15	04/18/15	3.53	1,800,000	1,800,000	—
	Series II	01/18/13	01/18/16	04/18/16	3.71	1,800,000	1,800,000	—
Program III	Series III	01/18/13	01/18/18	04/18/18	3.91	1,800,000	1,800,000	—
	Series IV	01/18/13	01/18/19	04/18/19	3.96	1,800,000	1,800,000	—
	Series V	01/18/13	01/18/20	04/18/20	3.99	1,800,000	1,800,000	—

			Total			9,000,000	9,000,000	—

24.3	Balance sheet and income statement balances

The amounts corresponding to the services received and recognized in the financial statements are presented below:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	Liabilities and equity		Income Statement
	6/30/2018	12/31/2017	2Q18	2Q17	6M18	6M17
Non-current liabilities
Provision for phantom stock plan	109,639	38,320	(57,395)	(11,797)	(76,585)	(17,956)
Shareholders’ equity
Stock option reserve	—	14,237	—	(358)	(72)	(800)

Total general and administrative expenses from share-based transactions			(57,395)	(12,155)	(76,657)	(18,756)

25	Liabilities for asset acquisitions

	6/30/2018	12/31/2017
Land acquisition
Land acquired from third parties (a)	101,459	102,059
Vale Florestar Fundo de Investimento em Participações (“VFFIP”) (b)	551,896	483,927
Duratex (c)	151,233	—
Land acquisition
Fábrica de Papel da Amazônia (“FACEPA”) (d)	40,284	—

	844,872	585,986

Total current liabilities	257,264	83,155
Total non-current liabilities	587,608	502,831

(a)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, restated by the IPCA.
(b)

On August 2014, Suzano acquired VFFIP majority shareholder of Vale Florestar, for a total amount of R$ 528,941 with a down payment of R$ 44,998 and outstanding balance with due up to August 2029. The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the Broad Consumer Price Index (“IPCA”).

(c)	Refers to the commitments related to the acquisition of rural properties and forests (biological assets), with the balance of R$ 150,300, restated by the IPCA with maturity in December 2018.
(d)

Acquired in March 2018, for the amount of R$ 307,876, upon payment of R$ 267,876 and the remaining R$ 40,000, restated at the Broad Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, in accordance with the agreement, with maturities in March 2023 and March 2028 (Note 1.1 b) ii)).

26	Equity

26.1	Share Capital

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

On June 30, 2018, the share capital of Suzano is R$ 6,241,753, divided into 1,105,826,145 registered, book-entry common shares without par value.

The composition of the capital stock is presented below:

	Common Shares
	Number	(%)
Shareholder
Suzano Holding S.A.	367,612,234	33.24
Controlling Shareholders	185,693,440	16.80

Subtotal	553,305,674	50.04
Management	70,024,485	6.33
Treasury	12,042,004	1.09
BNDESPAR	75,909,985	6.86
Mondrian Investment Partners	72,878,900	6.59
Other shareholders	321,665,097	29.09

Total	1,105,826,145	100.00

By resolution of the Board of Directors, the capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,120 thousand common shares, all exclusively book-entry shares.

On June 30, 2018, SUZB3 common shares ended the period quoted at R$ 44.97 (R$ 18.69 on December 31, 2017).

26.2	Treasury shares

		Number of shares				Average price per
	Common	Pref. A	Pref. B	Total	R$	share (R$)
Balance on December 31, 2016	6,786,194	8,846,932	1,912,532	17,545,658	273,665	15.60
Shares sold (a)	—	(1,800,000)	—	(1,800,000)	(15,552)	8.64
Shares transferred (b)	7,055,810	(7,055,810)	—	—	—	—
Shares canceled (c)	—	—	(1,912,532)	(1,912,532)	(17,107)	8.94
Repurchase of shares (d)	—	8,878	—	8,878	82	9.24

Balance on 12/31/2017	13,842,004	—	—	13,842,004	241,088	17.42

Shares sold (a)	(1,800,000)	—	—	(1,800,000)	(22,823)	12.68

Balance on 6/30/2018	12,042,004	—	—	12,042,004	218,265	18.13

(a)	Treasury shares used to meet the share-based compensation plan.
(b)

On September 29, 2017, the Company approved the proposal for migration to the Novo Mercado Listing Segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the consequent conversion of all preferred shares issued by the Company into common shares at the ratio of one (1) preferred share, class “A” or class “B”, for one (1) common share.

(c)	On April 28, 2017, the Annual and Extraordinary Shareholders Meeting approved the cancellation of 1,912,532 class B preferred shares.
(d)	Repurchase of shares related to withdrawal rights exercised by shareholders who did not adhere to the conversion of preferred shares to common shares.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

26.3	Other reserves

	Conversion of debentures - 5th issue	Actuarial gains/losses(a)	Exchange variation/ Conversion reserves	Deemed cost(a)	Total
Balances on December 31, 2016	(45,745)	(55,503)	(11,384)	2,427,199	2,314,567

Actuarial losses net of deferred income and social contribution taxes	—	2,754	—	—	2,754
Gains from conversion of operations abroad	—	—	38,006	—	38,006
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(56,999)	(56,999)

Balances on December 31, 2017	(45,745)	(52,749)	26,622	2,370,200	2,298,328

Gains from conversion of operations abroad	—	—	139,186	—	139,186
Partial realization of cost adjustment attributed to assets, net of deferred income and social contribution taxes	—	—	—	(41,868)	(41,868)

Balances on June 30, 2018	(45,745)	(52,749)	165,808	2,328,332	2,395,646

(a)	Amount net of the effects of deferred income and social contribution taxes.

26.4	Earnings (losses) per share

Basic

Basic earnings per share is calculated by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the year, excluding the common shares acquired by the Company and held as treasury shares.

As described in item b) of Note 26.2, in November 2017, the Company migrated to the Novo Mercado segment. Thus, all preferred shares were converted into common shares at the ratio of one preferred share for one common share; Considering that there was no change in capital stock, with mere conversion of preferred shares, for the purposes of calculation and presentation of earnings per share, this conversion was made retrospectively.

	2Q18	2Q17	6M18	6M17
(Loss) earnings attributed to shareholders	(1,840,596)	200,522	(1,035,076)	655,464
Weighted average number of shares in the period	1,105,826	1,105,826	1,105,826	1,106,777
Weighted average treasury shares	(12,042)	(13,833)	(12,629)	(15,371)
Weighted average number of outstanding shares	1,093,784	1,091,993	1,093,197	1,091,406

Total basic (loss) earnings per common share	(1.68278)	0.18363	(0.94683)	0.60057

Diluted

Diluted earnings per share is calculated by adjusting the weighted average of outstanding common shares assuming the conversion of all common shares that would cause dilution.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	2Q18	2Q17	6M18	6M17
(Loss) earnings attributed to shareholders	(1,840,596)	200,522	(1,035,076)	655,464
Weighted average number of outstanding shares	1,093,784	1,091,993	1,093,197	1,091,406
Adjustment by stock options	—	1,192	—	1,192
Weighted average number of shares (diluted)	1,093,784	1,093,185	1,093,197	1,092,598

Total diluted (loss) earnings per common share	(1.68278)	0.18343	(0.94683)	0.59991

26.5	Dividends

The minimum dividends for each Fiscal Year should be equivalent to the lowest of: (i) twenty-five percent (25%) of the net income from the year adjusted pursuant to article 202 of Brazilian Corporations Law; or (ii) ten percent (10%) of the Company’s operating cash generation in the respective fiscal year.”

On December 31, 2017, the Company calculated dividends as follows:

12/31/2017
Net Income for the year	1,807,433
Accrual of legal reserve—5%	(90,372)
Accrual of reserve for tax incentives	(196,604)
Dividend calculation base	1,520,457
Minimum mandatory dividends—25%	380,115
Dividends paid in advance as interest on own capital	(199,835)

180,280

The Company, revised the calculation of the proposed dividends for the fiscal year ended December 31, 2017 as follows:

Article 26, c), i)
Net Income under statutary book for the year	1,807,433
Net Income Allocation:
Legal Reserve 5%—Art. 31, “a” of the Bylaws and Art. 193 of Federal
Law 6,404/76	90,372
Tax Incentive Result (Profit from Exploration) Art. 19 of Decree 1,598/77	196,604

Dividend distribution base	1,520,458
Proposed dividends	380,115
Interest on own capital	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)

Minimum mandatory dividends payable	210,255

Article 26, c), ii)
Net Income under statutary book for the year	1,807,433
(-) Financial income	(379,049)
(+) Financial expenses	1,397,889
(+) Depreciation/Amortization/Depletion	1,402,778
(+) IRPJ / CSLL	431,632

EBITDA	4,660,683
(-) Fair Value of Biological Assets	(192,504)
(+) Other non-recurring adjustments	146,720

Adjusted EBITDA*	4,614,899
(-) Sustaining CAPEX	(1,099,771)

Operating Cash Generation—GCO	3,515,128

Dividends—Art 26, “c” of the Bylaws	351,513
Interest on equity	199,835
(-) Withholding Income Tax on interest on own capital	(29,975)

Minimum mandatory dividends payable	181,653

Based on the calculation above, the amount of R$ 351,513 was considered as minimum mandatory dividends for fiscal year 2017, of which the net amount of R$169,860 was paid as interest on own capital, with the balance of R$ 181,653 remaining payable. The difference of R$ 1,373 between the amount previously disclosed in December 31, 2017 (R$ 180,28) and the minimum dividend calculated in accordance with article 26, c), item ii) of the Bylaws off the Company was deemed immaterial by the Management and therefore the financial statements for the fiscal year ended December 31, 2017 will not be restated.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

Even though the minimum mandatory dividend amounted R$ 351,513, Management submitted to the Annual Shareholders’ Meeting held on April 26, 2018, and approved the proposal for total dividends related to the fiscal year of 2017 in the amount of R$ 380,115, which was paid on December 11, 2017 by interest on equity the amount of R$ 199,835 and on May 9, 2018 the remaining balance.

27 Net Financial Result

	2Q18	2Q17	6M18	6M17
Income from financial investments	40,788	78,817	73,870	170,517
Other financial income	4,219	4,794	7,863	11,769

Total financial income	45,007	83,611	81,733	182,286
Loan interest expenses	(188,695)	(225,983)	(363,715)	(465,439)
Other interest expenses	(32,324)	(32,427)	(54,340)	(56,489)
Other financial expenses	(104,502)	(20,220)	(141,739)	(38,865)

Total financial expenses	(325,521)	(278,630)	(559,794)	(560,793)
Monetary and exchange variations on loans and financing	(1,471,701)	(372,288)	(1,509,612)	(119,367)
Monetary and exchange variations on other assets and liabilities	332,650	23,542	342,155	(58,538)

Monetary and exchange variation, net	(1,139,051)	(348,746)	(1,167,457)	(177,905)
Derivative (loss) gain	(2,550,067)	(134,152)	(2,481,464)	3,669

Financial income	45,007	83,611	81,733	185,955

Financial expenses	(4,014,639)	(761,528)	(4,208,715)	(738,698)

Financial result, net	(3,969,632)	(677,917)	(4,126,982)	(552,743)

28 Net Sales Revenue

	2Q18	2Q17	6M18	6M17
Gross sales	3,518,720	2,835,788	6,817,326	5,398,086
Deductions
Taxes on sales	(281,454)	(257,864)	(555,663)	(513,419)
Present value adjustment	(938)	(1,775)	(1,943)	(3,718)
Returns and cancelations	(20,792)	(10,422)	(47,858)	(26,603)
Discounts and rebates	(1,414)	(3,017)	(3,161)	(4,638)

Net sales revenue	3,214,122	2,562,710	6,208,701	4,849,708

The table below shows the breakdown of consolidated net revenue by foreign and domestic markets, specifying the countries where sales in the export market are more significant:

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	2Q18		2Q17
	Net revenue	% Total net revenue	Net revenue	% Total net revenue
Domestic market (Brazil)	900,629	28%	741,662	29%
Foreign market	2,313,493	72%	1,821,048	71%
China	449,269	14%	476,534	19%
United States	211,259	7%	278,345	11%
Hong Kong	449,186	14%	338,465	13%
France	242,467	8%	115,660	5%
Germany	143,225	4%	90,974	4%
Italy	114,546	4%	61,924	2%
Turkey	104,581	3%	47,827	2%
United Kingdom	79,153	2%	44,045	2%
South Korea	38,017	1%	49,741	2%
Spain	45,951	1%	38,332	1%
Argentina	49,580	2%	16,350	1%
Egypt	32,077	1%	—	0%
Peru	49,272	2%	27,875	1%
Other countries	304,910	9%	234,976	8%

Total net revenue	3,214,122	100%	2,562,710	100%

	6M18		6M17
	Net revenue	% Total net revenue	Net revenue	% Total net revenue
Domestic market (Brazil)	1,704,343	27%	1,473,752	30%
Foreign market	4,504,358	73%	3,375,956	70%
China	970,802	16%	880,150	18%
United States	622,751	10%	590,216	12%
Hong Kong	734,451	12%	540,279	11%
France	453,401	7%	131,225	3%
Germany	255,870	4%	161,082	3%
Italy	217,618	4%	111,934	2%
Turkey	176,401	3%	73,080	2%
United Kingdom	129,095	2%	85,773	2%
South Korea	81,114	1%	71,516	1%
Spain	85,772	1%	56,134	1%
Argentina	81,945	1%	48,045	1%
Egypt	64,638	1%	—	0%
Peru	78,364	1%	41,221	1%
Other countries	552,136	10%	585,303	13%

Total net revenue	6,208,701	100%	4,849,708	100%

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

29 Information by Segment and Geographic Areas

29.1 Criteria for identifying operating segments

The Company evaluates the performance of its business segments through the operating result. The information presented under “Not Segmented” is related to income statement and balance sheet items not directly attributed to the pulp and paper segments, such as, net financial result and income and social contribution taxes expenses, in addition to the balance sheet classification items of assets and liabilities.

The operating segments defined by Management are as follows:

i)	Pulp: comprises production and sale of hardwood eucalyptus pulp and fluff mainly to supply the foreign market, with any surplus sold in the domestic market.

ii)	Paper: comprises production and sale of paper to meet the demands of both domestic and international markets.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

29.2	Information on operating segments

	2Q18
	Pulp	Paper	Not segmented	Total
Net sales revenue	2,155,472	1,058,650	—	3,214,122
Domestic market (Brazil)	154,399	746,230	—	900,629
Foreign market	2,001,073	312,420	—	2,313,493
Asia	859,195	22,416	—	881,611
Europe	787,500	62,019	—	849,519
North America	345,307	43,025	—	388,332
South and Central America	9,071	173,133	—	182,204
Africa	—	11,827	—	11,827
Cost of sales	(981,160)	(703,921)	—	(1,685,081)

Gross profit	1,174,311	354,729	—	1,529,041
Gross margin (%)	54.5%	33.5%	—	47.6%
			—
Operating income (expenses)	(122,658)	(232,056)	—	(354,713)
Selling expenses	(55,255)	(95,050)	—	(150,305)
General and administrative expenses	(67,494)	(136,173)	—	(203,667)
Other operating income (expenses), net	91	(764)	—	(673)
Equity pick-up	—	(68)	—	(68)
Operating profit before net financial income (expense)	1,051,653	122,673	—	1,174,328

Operating margin (%)	48.8%	11.6%	—	36.5%
Financial result, net	—	—	(3,969,632)	(3,969,632)
Income (loss) before taxes	1,051,655	122,673	(3,969,632)	(2,795,304)
Income taxes	—	—	955,294	955,294

Net income (loss) for the period	1,051,655	122,673	(3,014,338)	(1,840,010)

Profit margin for the period (%)	48.8%	11.6%	—	-57.2%
Depreciation, depletion and amortization	263,144	100,670	—	374,932
Products sold (in tons)	801,876	286,343	—	1,088,218
Foreign market	736,180	89,194	—	825,374
Domestic market (Brazil)	65,696	197,148	—	262,844

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	2Q17
	Pulp	Paper	Not segmented	Total
Net sales revenue	1,701,282	861,428	—	2,562,710
Domestic market (Brazil)	142,447	599,216	—	741,663
Foreign market	1,558,835	262,212	—	1,821,047
Asia	843,747	10,000	—	853,747
Europe	475,757	31,713	—	507,470
North America	215,695	73,430	—	289,125
South and Central America	23,636	141,423	—	165,059
Africa	—	5,646	—	5,646
Cost of sales	(922,490)	(610,442)	—	(1,532,932)

Gross profit	778,792	250,986	—	1,029,778
Gross margin (%)	45.8%	29.1%	—	40.2%
Operating income (expenses)	(78,443)	(157,177)	17,159	(218,462)
Selling expenses	(34,731)	(69,960)	—	(104,692)
General and administrative expenses	(42,242)	(78,449)	—	(120,691)
Other operating income (expenses), net	(1,470)	(12,772)	17,159	2,917
Equity pick-up	—	4,004	—	4,004
Operating profit before net financial income (expense)	700,349	93,808	17,159	811,316

Operating margin (%)	41.2%	10.9%	—	31.7%
Financial result, net	—	—	(677,917)	(677,917)
Income (loss) before taxes	700,349	93,808	(660,758)	133,399
Income taxes	—	—	67,123	67,123

Net income (loss) for the period	700,349	93,808	(593,635)	200,522

Profit margin for the period (%)	41.2%	10.9%	—	7.8%
Depreciation, depletion and amortization	240,625	91,990	—	332,614
Products sold (in tons)	917,968	280,841	—	1,198,808
Foreign market	826,529	91,860	—	918,389
Domestic market (Brazil)	91,438	188,981	—	280,420

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	6M18
	Pulp	Paper	Not segmented	Total
Net sales revenue	4,231,778	1,976,923	—	6,208,701
Domestic market (Brazil)	330,926	1,373,417	—	1,704,343
Foreign market	3,900,852	603,506	—	4,504,358
Asia	1,849,024	44,058	—	1,893,082
Europe	1,402,026	114,059	—	1,516,085
North America	631,738	76,879	—	708,617
South and Central America	18,064	348,388	—	366,452
Africa	—	20,122	—	20,122
Cost of sales	(1,944,323)	(1,324,172)	—	(3,268,495)

Gross profit	2,287,455	652,751	—	2,940,206

Gross margin (%)	54.1%	33.0%	—	47.4%
Operating income (expenses)	(231,986)	(401,957)	—	(633,943)
Selling expenses	(103,086)	(169,176)	—	(272,262)
General and administrative expenses	(118,190)	(232,830)	—	(351,020)
Other operating income (expenses), net	(10,710)	170	—	(10,540)
Equity pick-up	—	(121)	—	(121)
Operating profit before net financial income (expense)	2,055,469	250,794	—	2,306,263

Operating margin (%)	48.6%	12.7%	—	37.1%
Financial result, net	—	—	(4,126,982)	(4,126,982)
Income (loss) before taxes	2,055,469	250,794	(4,126,982)	(1,820,719)
Income taxes	—	—	786,229	786,229

Net income (loss) for the period	2,055,469	250,794	(3,340,753)	(1,034,490)

Profit margin for the period (%)	48.6%	12.7%	—	(16.7)%
Depreciation, depletion and amortization	537,336	211,417	11,117	759,870
Total assets (a)	18,927,168	7,292,306	9,319,631	35,539,105
Total liabilities (a)	681,147	742,204	23,407,890	24,831,241
Equity of controlling shareholders	—	—	10,699,330	10,699,330
Equity of non-controlling shareholders	—	—	8,534	8,534
Total equity	—	—	10,707,864	10,707,864
Products sold (in tons)	1,677,911	569,353	—	2,247,264
Foreign market	1,531,210	184,229	—	1,715,439
Domestic market (Brazil)	146,701	385,124	—	531,825

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

	6M17
	Pulp	Paper	Not segmented	Total
Net sales revenue	3,181,765	1,667,943	—	4,849,708
Domestic market (Brazil)	293,787	1,179,965	—	1,473,752
Foreign market	2,887,978	487,978	—	3,375,956
Asia	1,507,497	18,069	—	1,525,566
Europe	917,365	60,177	—	977,542
North America	419,603	133,158	—	552,761
South and Central America	36,491	259,768	—	296,259
Africa	7,022	16,806	—	23,828
Cost of sales	(1,920,048)	(1,205,253)	—	(3,125,301)

Gross profit	1,261,716	462,690	—	1,724,407

Gross margin (%)	39.7%	27.7%	—	35.6%
Operating income (expenses)	(172,336)	(281,962)	17,159	(437,139)
Selling expenses	(75,132)	(130,184)	—	(205,316)
General and administrative expenses	(81,301)	(150,987)	—	(232,288)
Other operating income (expenses), net	(15,903)	(5,613)	17,159	(4,357)
Equity pick-up	—	4,822	—	4,822
Operating profit before net financial income (expense)	1,089,382	180,727	17,159	1,287,268

Operating margin (%)	34.2%	10.8%	—	26.5%
Financial result, net	—	—	(552,743)	(552,743)
Income (loss) before taxes	1,089,382	180,727	(535,584)	734,525
Income taxes	—	—	(79,061)	(79,061)

Net income (loss) for the period	1,089,382	180,727	(614,645)	655,464

Profit margin for the period (%)	34.2%	10.8%	—	13.5%
Depreciation, depletion and amortization	503,808	194,535	—	698,343
Total assets (a)	18,535,322	6,150,822	4,360,450	29,046,594
Total liabilities (a)	724,456	582,147	16,924,230	18,230,833
Equity of controlling shareholders	—	—	10,815,761	10,815,761
Equity of non-controlling shareholders	—	—	—	—
Total equity	—	—	10,815,761	10,815,761
Products sold (in tons)	1,849,009	547,936	—	2,396,945
Foreign market	1,649,001	176,093	—	1,825,093
Domestic market (Brazil)	200,008	371,844	—	571,853

(a)

The Company evaluation based on operating segments is only made for assets and liabilities comprising the measurement of Return on Invested Capital (“ROIC”), since this is used in the decision-making process.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

29.3	Paper net sales by products

The table below shows the breakdown of paper consolidated net sales by product:

	2Q18	2Q17	6M18	6M17
Products
Market pulp (a)	2,155,472	1,701,283	4,231,778	3,181,766
Printing and writing paper (b)	1,023,526	804,561	1,604,104	1,305,795
Paperboard	21,340	30,323	338,452	316,842
Other	13,784	26,543	34,367	45,305

Total Revenue	3,214,122	2,562,710	6,208,701	4,849,708

(a)	Fluff pulp is not material (around 1% of the total net sales) and thus was included in Market Pulp sales.
(b)	Tissue paper is a recently product released and its revenues represented less than 1% of the total net sales thus was included in Printing and writing paper.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

30	Expenses by Nature

	2Q18	2Q17	6M18	6M17
Cost of sales
Personnel expenses	(155,682)	(134,916)	(298,845)	(265,518)
Variable cost	(810,687)	(700,631)	(1,490,061)	(1,378,974)
Logistics cost	(247,028)	(235,156)	(488,263)	(463,000)
Depreciation, depletion and amortization	(365,117)	(323,838)	(740,939)	(680,948)
Other costs	(106,567)	(138,391)	(250,387)	(336,861)

	(1,685,081)	(1,532,932)	(3,268,495)	(3,125,301)
Selling expenses
Personnel expenses	(34,007)	(26,610)	(62,952)	(52,001)
Services	(23,752)	(9,130)	(38,222)	(17,874)
Logistics cost	(71,338)	(43,928)	(131,051)	(96,751)
Depreciation and amortization	(1,173)	(940)	(2,143)	(1,881)
Other expenses (a)	(20,035)	(24,084)	(37,894)	(36,809)

	(150,305)	(104,692)	(272,262)	(205,316)
Administrative expenses
Personnel expenses	(129,999)	(69,042)	(224,733)	(134,341)
Services	(45,300)	(24,605)	(71,994)	(47,144)
Depreciation and amortization	(8,641)	(7,837)	(16,788)	(15,514)
Other expenses (b)	(19,727)	(19,207)	(37,505)	(35,289)

	(203,667)	(120,691)	(351,020)	(232,288)
Other operating (expenses) income
Result from disposal of other products	1,994	2,718	1,867	6,072
Result from disposal of property, plant and equipment and biological assets (d)	(4,573)	740	(5,079)	4,128
Provision for loss and write-off of property, plant and equipment and biological assets (c)	(3,317)	(769)	(12,299)	(3,923)
Land conflict agreement	—	—	—	(11,779)
Amortization of intangible assets	(1,872)	(2,089)	(3,556)	(4,133)
Result on the update of the fair value of biological assets	5,954	(25,268)	5,954	(25,268)
Receipt of credits in judicial agreements	—	20,231	—	20,231
Tax recovery	47	—	336	—
Receipt of royalties	199	—	428	—
Other operating income (expenses), net	895	7,354	1,809	10,315

	(673)	2,917	(10,540)	(4,357)

(a)	Includes allowance for doubtful accounts, insurance, materials (use and consumption), expenses with travel, accommodation, participation in trade fairs and events.
(b)	Includes corporate expenses, insurance, materials (use and consumption), social projects and donations, expenses with travel and accommodation.
(c)

On June 30, 2018, the amount refers to R$ 9,936 of write-offs related to losses and damages with biological assets and R$ 2,363 with property, plant and equipment (June 30, 2017, the amount refers to R$ 1,521 of write-offs related to losses and damages with biological assets and R$ 2,402 with property, plant and equipment).

(d)	As of June 30, 2018, R$ 2,478 refers to the sale of biological assets and R$ 2,601 to the sale of property, plant and equipment.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

31	Complementary cash flow information of non-cash transactions

	6/30/2018	6/30/2017
Offsets of other taxes payable	(139,146)	(174,642)
Exchange variation on investees	139,186	25,994

32	Events after the reporting period

(i) Acquisition of Duratex land

On July 2, 2018, Suzano exercised the option to purchase approximately 20,000 hectares of rural areas and 5,600,000 m³ (five million, six hundred thousand cubic meters) of forests for the price of R$ 749,4 million, adjusted in accordance with the agreement concluded on February 5, 2018 (Note 1.1 a) iii)).

The operation object of the agreement has already been approved by the competent regulatory bodies.

(ii) Approval of the Protocol and Justification

On July 26, 2018, Suzano’s Board of Directors and Fiscal Council approved, among other matters, the conclusion of the Protocol and Justification between Suzano, Fibria Celulose SA and Eucalipto Holding SA, which establishes the terms and conditions of the corporate reorganization that will allow the combination of the operations and shareholding bases of Suzano and Fibria, object of the Commitment of Voting and Assumption of Obligations celebrated on March 15, 2018 and disclosed through the Company’s Relevant Fact of March 16, 2018 (Note 1.1 b) i)).

The transaction, the consummation of which remains subject to usual conditions already disclosed, including the approval by the competition authorities in Brazil and abroad, will be submitted to the approval of Suzano shareholders at an extraordinary general meeting to be duly convened and held.

(iii) Auction of the Port of Itaqui (MA)

On July 27, 2018, the Company participated in the public auction nº 03/2018, promoted by National Agency for Waterway Transportation (“ANTAQ”), a regulatory agency, to lease public areas and infrastructure for handling and storage of general paper and pulp. The Company presented the winning proposal for the concession of the 53,545 square meters area in the Port of Itaqui (MA). The new terminal project, estimated by ANTAQ at R$ 215 million, represents another step in the investment cycle carried out by the Company. The initial concession of the site is 25 years.

Suzano Papel e Celulose S.A. Notes to the Unaudited condensed consolidated interim financial information as of June 30, 2018 (In thousands of R$, unless otherwise stated)

(iv) Resources obtained

On July 31, 2018, the Company obtained funds with Safra Bank SA in the form of an Export Credit Note in the amount of R$ 770,600, maturing in July 2026 with an interest rate of 0.99 % per annum plus CDI, which will be paid semi-annually.

The net proceeds will be fully used to finance the Company’s exports. For the resources obtained, denominated in Brazilian Real, the Company has already contracted a cross currency interest rate swap to fix the interest cost in US dollars plus 5.71%.

(v) Reduction of financial commitment

On July 31, 2018, the Company announced that it approved, in connection with the transaction aimed at combining the operations and shareholding bases of the Company and Fibria (Note 1.1 b) i) through a corporate reorganization in accordance with the terms disclosed, the reduction from US$ 9.2 billion to US$ 6.7 billion of the firm financial commitment with certain international financial institutions to finance the cash portion of the transaction, the disbursement of which is conditioned, among other conditions, to the consummation of the transaction.